UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.       )

KEY TECHNOLOGY, INC.

(Name of Subject Company)

KEY TECHNOLOGY, INC.

(Name of Person Filing)

Common Stock, No Par Value (Title Class of Securities)

493143101

(CUSIP Number of Class of Securities)

John J. Ehren

Chief Executive Officer

Key Technology, Inc.

150 Avery Street

Walla Walla, Washington 99362

(509) 529-2161

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Ronald L. Greenman

Thomas P. Palmer

Tonkon Torp LLP

1600 Pioneer Tower

888 SW Fifth Avenue

Portland, Oregon 97204

Telephone: (503) 221-1440

Telecopy: (503) 972-3706

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Key Technology, Inc., an Oregon corporation (“Key Technology” or the “Company”), and the address of Key Technology’s principal executive office is 150 Avery Street, Walla Walla, Washington 99362. Key Technology’s telephone number is (509) 529-2161.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Key Technology’s common stock, no par value (the “Shares”). As of the close of business on February 7, 2018, there were 6,464,790 Shares issued and outstanding (including 321,154 Shares subject to service-based or performance-based vesting conditions (collectively, “Restricted Shares”) (assuming with respect to Restricted Shares subject to performance-based vesting conditions, achievement of target performance)).

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Key Technology, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in “Item 1. Subject Company Information—Name and Address” above, which information is incorporated herein by reference. Key Technology’s internet address is http://www.key.net. The information on Key Technology’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Cascade Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Duravant LLC, a Delaware limited liability company (“Duravant”), to purchase all of the outstanding Shares at a price per share of $26.75, net to the seller in cash, without interest and subject to any withholding of taxes (such amount or any higher amount per Share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Duravant and Purchaser with the Securities and Exchange Commission (the “SEC”) on February 8, 2018. Copies of the Offer to Purchase and form of Letter of Transmittal are being mailed to Key Technology’s shareholders, together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

Warburg Pincus Private Equity XII, L.P., a Delaware limited partnership (“WP XII”), Warburg Pincus Private Equity XII-B, L.P., a Delaware limited partnership (“WP XII-B”), Warburg Pincus Private Equity XII-D, L.P., a Delaware limited partnership (“WP XII-D”), Warburg Pincus Private Equity XII-E, L.P., a Delaware limited partnership (“WP XII-E”), WP XII Partners, L.P., a Delaware limited partnership (“WP XII Partners”), and Warburg Pincus XII Partners, L.P., a Delaware limited partnership ( “Warburg XII Partners,” and together with WP XII, WP XII-B, WP XII-D, WP XII-E and WP XII Partners, the “WP XII Funds”; the WP XII Funds, together with Duravant and Purchaser, as the “Offeror Group”) are affiliates of an alternative investment vehicle that is the indirect controlling shareholder of Duravant and Purchaser.

The Offer and withdrawal rights will expire at one minute after 11:59 p.m. Eastern time, on Thursday, March 8, 2018 (the “Expiration Time,” unless Purchaser will have extended the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), unless the Offer is earlier terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 25, 2018 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Duravant, Purchaser and Key Technology. A summary of the material terms of the Merger Agreement is contained in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement” of the Offer to Purchase. The Offer is conditioned upon, among other things, the satisfaction or waiver of the following conditions, which are described further in Section 15—“Conditions of the Offer” of the Offer to Purchase:

•	the number of Shares that has been validly tendered in the Offer, and not validly withdrawn, prior to any then scheduled Expiration Time, excluding any Shares subject to notices of guaranteed delivery for which such shares underlying the notices of guaranteed delivery have not been delivered to American Stock Transfer & Trust Co., LLC, in its capacity as depositary and paying agent for the Offer, represents at least a majority of the then outstanding Shares (determined on a fully diluted basis and excluding Shares subject to the Top-Up Option (as defined below) (the “Minimum Tender Condition”));

•	no governmental entity having jurisdiction over any party to the Merger Agreement or any of the transactions contemplated thereby (including the Offer and the Merger (as defined below)) has enacted, issued, promulgated, enforced, or entered any laws or any order, injunction, judgment or decree that makes illegal, enjoins, or otherwise prohibits consummation of the Offer or the Merger or Duravant or Purchaser’s full rights of ownership and voting of the Shares or Purchaser’s ownership or operation of Key Technology;

•	the Merger Agreement has not been terminated in accordance with its terms; and

•	The Marketing Period Condition requires that the Marketing Period (as defined below) for the $185.0 million in financing commitments obtained by an indirect parent company of Duravant (the “Debt Financing”) will have been completed (the “Marketing Period Condition”).

The “Marketing Period” is defined in the Merger Agreement to be the first period of seven consecutive business days throughout which (a) Duravant will have all of the required information, (b) the conditions to the offer will be satisfied (other than (i) the Marketing Period Condition and (ii) any conditions that by their express terms will not be satisfied until the date and time at which Purchaser is required to accept for payment all Shares validly tendered, and not validly withdrawn, pursuant to the Offer (the “Offer Acceptance Time”) but which conditions are capable of being satisfied at the start of and throughout such period), and (c) nothing will have occurred and no condition will exist that would cause any of such conditions to fail to be satisfied assuming the Offer Acceptance Time or the date on which the closing of the Merger occurs were to be scheduled for any time during such seven consecutive business day period, subject to certain exceptions described in the Merger Agreement. The Marketing Period generally would not be deemed to commence at a time when (x) Key Technology’s auditors have withdrawn any audit opinion with respect to any financial statements contained in the required information, in which case the Marketing Period will be deemed not to commence unless and until Key Technology’s auditor has issued a new unqualified audit opinion with respect to such financial statements or (y) Key Technology has failed to file any periodic or current report required to be filed with the SEC by the date required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (to the extent the failure to timely file such report materially and adversely impacts the marketing efforts relating to the Debt Financing), in which case the Marketing Period will not be deemed to commence unless and until all such reports have been filed.

Key Technology has granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable pursuant to the Merger Agreement and in the event that the Minimum Tender Condition is satisfied, to purchase at a price per share equal to the Offer Price paid in the Offer up to that number of newly issued, fully paid and nonassessable Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Duravant and Purchaser at the time of the exercise of the Top-Up Option, will constitute one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof). At the closing of the purchase of the Top-Up Shares (which will be on the same date as the date of the Offer Acceptance Time), the aggregate purchase price owed by Purchaser to Key Technology for the Top-Up Shares will be paid to Key Technology, at Duravant’s election, either:

•	entirely in cash; or

•	by payment of $0.10 per Share in cash to Key Technology and delivery of a one-year, full recourse note in the principal amount of $26.65 per Share.

In the event of the exercise of the option, it is expected the merger will be consummated without a Key Technology shareholder meeting.

The Merger Agreement provides, among other things, that, following consummation of the Offer and any exercise of the option, as soon as practicable and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into Key Technology (the “Merger”), with Key Technology continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and thereby becoming a wholly owned subsidiary of Duravant as a result of the Merger. In the event Purchaser acquires 90% of the Shares in the Offer or the option is exercised, it is expected that the Merger will be governed by Section 60.491 of the Oregon Business Corporation Act and shall be effected by Purchaser and Key Technology as soon as practicable following the consummation of the Offer.

In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares owned by Duravant, Purchaser or any other wholly owned subsidiary of Duravant or Shares owned by Key Technology or any other wholly owned subsidiary of Key Technology) will be canceled and converted automatically into and will thereafter represent the right to receive an amount equal to $26.75 per Share in cash, without interest, and net of any applicable withholding taxes (the “Merger Consideration”).

The Offer is made only for Shares and is not made for any award or right of any kind, contingent or accrued, to receive Shares (including the Restricted Shares) or any right to a cash payment measured in whole or in part based on the value of a number of Shares (each such right, a “Phantom Award”) granted under any employee or director equity compensation plan, arrangement or agreement of Key Technology (each such plan, arrangement or agreement, a “Key Stock Plan”), whether vested or unvested, which is outstanding immediately prior to the Effective Time (each such right or award, a “Key Stock-Based Award”). The Merger Agreement provides that at the Effective Time, each Key Stock-Based Award shall cease to represent a right or award with respect to the Shares, shall become fully vested (and any performance-based vesting conditions shall be deemed to have been achieved at the target level of performance) and shall entitle the holder thereof to receive, at the Effective Time, an amount in cash, subject to any withholding tax, equal to the Offer Price in respect of each Share underlying a particular Key Stock-Based Award. In addition, pursuant to the Merger Agreement, Key Technology will terminate its Restated 1996 Employee Stock Purchase Plan (the “ESPP”) effective as of prior to the Effective Time. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Key Technology and its Executive Officers, Directors and Affiliates—Effect of Merger on Key Stock-Based Awards,” which is incorporated by reference herein.

Key Technology, Duravant and Purchaser have made customary representations, warranties and covenants in the Merger Agreement. Key Technology’s covenants include, among other things, covenants regarding the operation of Key Technology’s business prior to the Effective Time and covenants restricting the ability of Key Technology to solicit third-party proposals relating to alternative acquisition proposals or provide information or enter into discussions in connection with alternative acquisition proposals, subject to certain exceptions to permit the Board of Directors of Key Technology (the “Key Board”) to comply with its fiduciary duties. Notwithstanding the limitations applicable pursuant to the “no-shop” restrictions set forth in the Merger Agreement, prior to the consummation of the Offer, under specified circumstances the Key Board may change its recommendation in connection with an intervening event that was not known or reasonably foreseeable as of the date of the Merger Agreement, or in connection with an alternative acquisition proposal that does not result from breach of the “no-shop” restrictions and that the Key Board determines in good faith constitutes a superior proposal (in which latter case Key Technology may also terminate the Merger Agreement to enter into an agreement with respect to such superior proposal upon payment of the termination fee, as discussed below). Before the Key Board may change its recommendation in connection with a superior proposal, or terminate the Merger Agreement to accept a superior proposal, Key Technology must provide Duravant with a four-business-day match right, subject to an additional two-business-day match right in the event of a material change to such superior proposal or to any alternative acquisition proposal the Key Board no longer considers to be a superior proposal.

The Merger Agreement also includes customary termination provisions for both Key Technology and Duravant and provides that, in connection with the termination of the Merger Agreement, under certain circumstances, Key Technology may be obligated to pay Duravant a termination fee of $7.0 million, including due to termination of the Merger Agreement by Key Technology to accept a superior proposal, and Duravant may be obligated to pay Key Technology a termination fee of $7.0 million due to the valid termination of the Merger Agreement by Key Technology if Purchaser fails to accept for payment all Shares validly tendered pursuant to the Offer in accordance with the terms of the Merger Agreement within five business days following the date on which Purchaser was obligated to accept for payment such Shares.

Each party is required to use its reasonable best efforts to satisfy the closing conditions relating to required governmental or third-party consents as promptly as practicable.

The foregoing summary of the Merger Agreement, the Offer and the Merger does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit (e)(1) and the terms of which are incorporated herein by reference.

The Company has filed this Schedule 14D-9 and Duravant and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

The foregoing summary and description of the Offer, the Merger and the Merger Agreement are qualified in their entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement.

Duravant formed Purchaser solely for the purpose of effecting the Offer and the Merger. As set forth in the Offer to Purchase, (i) Duravant’s and Purchaser’s principal executive offices are located at 3500 Lacey Road, Suite 290, Downers Grove, IL 60515, and their telephone number is (630) 635-3913, and (ii) each of the WP XII Fund’s principal executive offices are located at 450 Lexington Avenue, New York, New York 10017, and their telephone number is (212) 878-0600.

For the reasons described below, the Key Board supports the Offer and the Merger and unanimously recommends that Key Technology’s shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) Key Technology’s shareholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Key Technology, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (i) Key Technology or any of its affiliates, on the one hand, and (ii) (x) any of its executive officers, directors or affiliates or (y) Duravant, Purchaser, or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between Key Technology and its Executive Officers, Directors and Affiliates

The executive officers of Key Technology and the members of the Key Board may have certain interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that may be different from, or in addition to, those of Key Technology’s shareholders generally. These interests may create potential conflicts of interest. The Key Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement and to recommend that Key Technology’s shareholders accept the Offer and tender their Shares pursuant to the Offer. As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of Key Stock-Based Awards;

•	the potential receipt of certain cash bonus payments in connection with the consummation of the transactions contemplated by the Merger Agreement; and

•	the entitlement to indemnification benefits in favor of directors and executive officers of Key Technology.

For additional information with respect to the arrangements between Key Technology and its executive officers, directors and affiliates, reference is made to the following sections of the Key Technology, Inc. Definitive Proxy Statement on Schedule 14A, filed with the SEC on January 2, 2018 (the “Proxy Statement”): “Information About Key’s Directors, Executive Officers and Other Significant Employees,” “Compensation Discussion and Analysis,” and “Executive Compensation.” The Proxy Statement is filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

If the executive officers and non-employee directors of Key Technology who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other shareholders of Key Technology. As of February 7, 2018, the executive officers and non-employee directors of Key Technology beneficially owned, in the aggregate, 421,038 Shares (excluding any Shares underlying Key Stock-Based Awards). The executive officers and non-employee directors of Key Technology have informed Key Technology that they intend to tender all Shares, if any, beneficially owned by them pursuant to the Offer, excluding any Shares (such as Shares underlying Key Stock-Based Awards) as to which such holder does not have discretionary authority to sell or direct the sale. One of the non-employee directors of Key Technology, Mr. Robert Averick, and certain clients advised by him have entered into a Tender and Support Agreement described below under the heading “Tender and Support Agreement.” For a description of Key Stock-Based Awards held by the executive officers and non-executive directors of Key Technology, see below under the heading “Effect of the Merger on Key Stock-Based Awards.”

The following table sets forth, as of February 7, 2018, the aggregate cash consideration that each executive officer and each non-employee director would be entitled to receive in respect of their outstanding Shares (excluding Key Stock-Based Awards) if such party were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser:

Name	Number of Shares	Cash Consideration Payable in Respect of Shares
Executive Officers
John J. Ehren	59,949	$1,603,635.75
Jeffrey T. Siegal	16,682	$446,243.50
Louis C. Vintro, Ph.D.	32,550	$870,712.50
Stephen M. Pellegrino	31,976	$855,358.00
Non-Employee Directors
Robert M. Averick(1)	25,000	$668,750.00
Richard Lawrence(2)	33,395	$893,316.25
John E. Pelo(2)	61,124	$1,635,067.00
Michael L. Shannon(2)	33,672	$900,726.00
Charles H. Stonecipher(2)	52,814	$1,412,774.50
Donald A. Washburn(2)	68,514	$1,832,749.50
Paul J. Wolf(2)	5,362	$143,433.50

(1)	Mr. Averick’s principal occupation is acting as a Portfolio Manager at Kokino LLC. In such capacity Mr. Averick shares the power to vote and dispose of (or direct the disposition of) 1,243,879 Shares, including the 25,000 shares held personally referenced in the table. Mr. Averick also holds an economic interest in an affiliate of Kokino LLC that beneficially owns 305,379 of such Shares, and Mr. Averick’s incentive compensation as an employee of Kokino, which is calculated in Kokino’s discretion, may be based, among other things, on the performance of Shares.
(2)	Messrs. Lawrence, Pelo, Shannon, Stonecipher, Washburn and Wolf each hold 2,672 Restricted Shares that will vest on February 8, 2018, which would result in each such individual receiving an additional $71,476 in the event such Shares are tendered into the Offer and accepted for payment by Purchaser or, if such Shares are not tendered into the Offer or accepted for payment, converted into the right to receive the Merger Consideration in the Merger. The amounts in the table above do not include the 2,672 Restricted Shares held by each such non-employee directors as of February 7, 2018.

Effect of the Merger on Key Stock-Based Awards

Restricted Shares

As of February 7, 2018, the executive officers and non-executive directors of Key Technology held an aggregate of 187,022 unvested Restricted Shares granted under the Key Stock Plans. Pursuant to the Merger Agreement, at the Effective Time, each Restricted Share granted under the Key Stock Plans that is outstanding as of immediately prior to the Effective Time will cease to represent a right or award with respect to the Shares, will become fully vested (with any performance-based vesting conditions being deemed to have been achieved at the target level of performance) and will entitle the holder thereof to receive, at the Effective Time, an amount in cash, subject to any withholding tax, equal to the Offer Price in respect of each Restricted Share (such amount, the “Restricted Share Payment”).

Phantom Awards

As of February 7, 2018, the executive officers of Key Technology held an aggregate of 24,284 unvested rights to cash payments measured in whole or in part based on the value of a number of Shares (“Phantom Awards”) granted under the Key Stock Plans. Pursuant to the Merger Agreement, at the Effective Time, each

Phantom Award granted under the Key Stock Plans that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will cease to represent a right or award with respect to the Shares, will become fully vested (with any performance-based vesting conditions being deemed to have been achieved at the target level of performance) and will entitle the holder thereof to receive, at the Effective Time, an amount in cash, subject to any withholding of tax, equal to the Offer Price in respect of each Share underlying the Phantom Award (such amount, the “Phantom Award Payment”, and collectively with the Restricted Share Payment, the “Key Stock-Based Award Payment”).

At or prior to the Effective Time, Key Technology will adopt resolutions and take any actions as may be reasonably required to effectuate the provisions of the Merger Agreement with respect to the Key Stock-Based Awards, including terminating each Key Stock-Based Award without any further liability on the part of Key Technology, the Surviving Corporation, Duravant or any of their respective subsidiaries, other than the right of a holder of a Key Stock-Based Award to the Key Stock-Based Award Payment.

Since December 10, 2017, the date 60 days prior to the filing of this Schedule 14D-9, none of our executive officers or directors have sold Shares received upon the vesting of Restricted Shares, other than as provided in Item 6 of this Schedule 14D-9.

The table set forth below provides for each of Key Technology’s executive officers and non-employee directors as of February 7, 2018, (a) the aggregate number of Restricted Shares (with the number of Restricted Shares subject to performance-vesting conditions based on deemed achievement of such performance-vesting conditions at the target level of performance), (b) the aggregate number of Shares underlying Phantom Awards (with the number of Shares underlying Phantom Awards subject to performance-vesting conditions based on deemed achievement of such performance-vesting conditions at the target level of performance) and (c) the value of cash payments payable in respect of such Restricted Shares and Phantom Awards on a pre-tax basis as of the Effective Time, determined by multiplying the Offer Price by the number of Restricted Shares or Shares underlying such Phantom Awards, respectively (with the number of Restricted Shares or Shares underlying Phantom Awards subject to performance-vesting conditions based on deemed achievement of such performance-vesting conditions at the target level of performance):

Name	Number of Restricted Shares	Cash Consideration Payable in Respect of Restricted Shares	Number of Shares Underlying Phantom Awards	Cash Consideration Payable in Respect of Shares Underlying Phantom Awards	Aggregate Cash Consideration
Executive Officers
John J. Ehren	60,169	$1,609,520.75	—	—	$1,609,520.75
Jeffrey T. Siegal	19,563	$523,310.25	24,284	$649,597.00	$1,172,907.25
Louis C. Vintro, Ph.D.	46,130	$1,233,977.50	—	—	$1,233,977.50
Stephen M. Pellegrino	45,128	$1,207,174.00	—	—	$1,207,174.00
Non-Employee Directors
Robert M. Averick	—	—			—
Richard Lawrence(1)	2,672	$71,476.00	—	—	$71,476.00
John E. Pelo(1)	2,672	$71,476.00	—	—	$71,476.00
Michael L. Shannon(1)	2,672	$71,476.00	—	—	$71,476.00
Charles H. Stonecipher(1)	2,672	$71,476.00	—	—	$71,476.00
Donald A. Washburn(1)	2,672	$71,476.00	—	—	$71,476.00
Paul J. Wolf(1)	2,672	$71,476.00	—	—	$71,476.00

(1)	The Restricted Shares held by these individuals will vest on February 8, 2018.

Treatment of the Key Technology ESPP

Our executive officers, together with our other eligible employees, are eligible to participate in the ESPP pursuant to its terms, which permit, through payroll deductions, the purchase of Shares at a price of 85% of the lesser of the fair market value at the beginning or end of each three-month offering period. The Merger Agreement provides that, as soon as practicable following the date of the Merger Agreement, Key Technology will take all actions that are necessary to (a) terminate the ESPP effective as of prior to the Effective Time, (b) ensure that no Shares remain outstanding under the ESPP as of the Effective Time, (c) terminate any pending offering period under the ESPP in progress as of the date of the Merger Agreement and suspend any future offering periods, ensuring no offering period will be commenced on or after the date of the Merger Agreement, (d) prohibit participants in the ESPP from altering their payroll deductions from those in effect on the date of the Merger Agreement (other than to discontinue their participation in the ESPP in accordance with the terms and conditions of the ESPP) and (e) return all funds contributed to the ESPP that have not been used to purchase Shares to the participants as soon as administratively feasible following the Effective Time, without interest.

Transaction Bonuses to Be Paid to Executive Officers and Chairman Bonus

Effective upon and subject to consummation of the Merger, the Compensation and Management Development Committee of the Key Board has recommended that the Key Board approve, and the Key Board has approved, lump sum cash bonuses to be paid to certain officers of Key Technology (the “Transaction Bonuses”). The following executive officers of Key Technology will receive the following Transaction Bonuses at the Effective Time:

Name	Cash Bonus
Executive Officers
John J. Ehren	$600,000
Jeffrey T. Siegal	$400,000
Louis C. Vintro, Ph.D.	$400,000
Stephen M. Pellegrino	$400,000

In addition, Mr. Lawrence, the Chairman of the Key Board, received a cash bonus of $75,000 on January 25, 2018 related to his facilitation of the process of identifying and executing a strategic solution for Key Technology.

Non-Employee Director Compensation

For a description of the compensation earned by Key Technology’s non-employee directors, reference is made to pages 11 and 12 of the 2018 Proxy Statement (under the heading, “How are directors compensated?”), which is filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Pursuant to the Merger Agreement and upon the terms and subject to the conditions set forth in the Merger Agreement, effective upon the Offer Acceptance Time and from time to time thereafter until the Effective Time, Duravant will be entitled to designate the number of directors, rounded up to the next whole number, on the Key Board that equals the product of: (a) the total number of directors on the Key Board (giving effect to the election of any additional directors pursuant to such right of Duravant) and (b) the percentage that the number of Shares beneficially owned by Duravant or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding, and Key Technology will cause Duravant’s designees to be appointed to the Key Technology Board of Directors (the “Duravant Directors”). At such time, Key Technology will also cause individuals designated by Duravant to constitute the number of members, rounded up to the next whole number, on: (x) each committee of the Key Board and (y) as requested by Duravant, each board of directors of each subsidiary of Key Technology (and each committee thereof) that represents the same percentage of such individuals represented on the Key Board. As set forth in the Offer to Purchase, Duravant expects the Merger to consummated immediately following the closing of the Offer and, accordingly, would not expect to exercise its right to appoint Duravant Directors prior to the Effective Time.

Employment Agreements with Executive Officers

Key Technology does not have any employment agreements with executive officers, and does not intend to enter into any such agreement before the Effective Time.

Golden Parachute Compensation

This section sets forth information required by 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of Key Technology’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (i) the Effective Time occurred on February 7, 2018, the latest practicable date prior to the filing of this Schedule 14D-9, the latest practicable date prior to the filing of this Schedule 14D-9; (ii) no named executive officer will receive any grants of equity or equity-based awards on or prior to the Effective Time; and (iii) prior to the Effective Time, no named executive officer will enter into new agreements or will otherwise become legally entitled to additional payments or benefits that are based on or otherwise related to the Merger, other than those described below and in this Item 3 of this Schedule 14D-9. The amounts shown in the table do not include any amounts associated with Key Stock-Based Awards that vested, pursuant to their terms, on or prior to the Effective Time or the value of payments or benefits that are not based on or otherwise related to the Merger. The amounts in the table do include the value of the Key Stock-Based Awards that will vest as of the Effective Time, as described above in “Effect of the Merger on Key Stock-Based Awards.”

Name	Equity[1]	Other[2]	Total[3]
Named Executive Officers
John J. Ehren	$1,609,520.75	$600,000	$2,209,520.75
Jeffrey T. Siegal	$523,310.25	$1,049,597	$1,572,907.25
Louis C. Vintro, Ph.D.	$1,233,977.50	$400,000	$1,633,977.50
Stephen M. Pellegrino	$1,207,174.00	$400,000	$1,607,174.00

(1)	As described in more detail in the section of this Item 3 of this Schedule 14D-9 titled, “Effect of the Merger on Key Stock-Based Awards,” which information is incorporated herein by reference, the amounts in this column represent the aggregate Restricted Share Payment payable to each named executive officer pursuant to the Merger Agreement as a result of the transactions contemplated by the Merger Agreement, on a single-trigger basis with respect to all Restricted Shares held by such named executive officer. The Restricted Share Payment is calculated on a pre-tax basis by multiplying the Offer Price of $26.75 by the number of Restricted Shares underlying the applicable Key Stock Based Award (with any performance-based vesting conditions such Key Stock-Based Awards are subject to being deemed to have been achieved at the target level of performance).
(2)

As described in more detail in the section of this Item 3 of this Schedule 14D-9 titled, “Transaction Bonuses to Be Paid to Executive Officers and Directors,” which information is incorporated herein by reference, the amounts in this column represent the Transaction Bonuses to be paid to the named executive officers, which Transaction Bonuses are single-trigger and payable upon the Effective Time subject to consummation of the Merger. With respect to Mr. Siegal, as described in more detail in the section of this Item 3 of this Schedule 14D-9 titled, “Effect of the Merger on Key Stock-Based Awards,” which information is incorporated herein by reference, the amount in this column includes the amount of Mr. Siegal’s Phantom Award Payment, which payment is calculated on a pre-tax basis by multiplying the Offer Price of $26.75 by the number of Shares underlying the Phantom Award (with any performance-based vesting conditions such Phantom Awards are subject to being deemed to have been achieved at the target level of performance) and is payable on a single-trigger basis subject to the consummation of the Merger.

(3)	Under the Key Stock Plans, in the event that any payment or transfer in respect of a Key Stock-Based Award under the Key Stock Plan to a named executive officer would be nondeductible by Key Technology under Section 280G of the Code, if the Committee specifies in writing at the time the Key Stock-Based Award is made or at any time thereafter, such payments will be reduced at least to the extent necessary to avoid any payment being nondeductible to the Company under Section 280G of the Code (the “280G Cutback”). The Committee has approved a 280G Cutback with respect to the Key Stock-Based Awards held by the named executive officers. The amounts reported in this table do not reflect any reductions to any of the payments to the named executive officers under the Key Stock Plans that may arise as a result of the application of the 280G Cutback.

Continuing Employees

Pursuant to the Merger Agreement, the officers of Key Technology immediately prior to the Effective Time will from and after the Effective Time be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified.

The Merger Agreement also provides that, until December 31, 2018, Duravant will, or will cause the Surviving Corporation or another subsidiary or affiliate of Duravant to, provide each employee of Key Technology or any of its subsidiaries, who is employed by Duravant, the Surviving Corporation or any of Duravant’s subsidiaries or affiliates following the Effective Time (each, a “Continuing Employee”), with the same level of base salary or hourly wage as in effect for such Continuing Employee as of immediately prior to the Effective Time and with benefits that are, in the aggregate, no less favorable than the benefits provided by Key Technology (excluding equity and equity-based compensation, defined benefit pension, cash incentive compensation and any retention, severance or change in control plans, policies, practices or arrangements) to such Continuing Employee as of the Effective Time. In addition, until September 30, 2018, Duravant will, or will cause the Surviving Corporation or another subsidiary or affiliate of Duravant, to provide each Continuing Employee with the same annual cash bonus opportunity provided to such Continuing Employee as of immediately prior to the Effective Time. Each Continuing Employee who continues employment with Duravant, the Surviving Corporation or any of Duravant’s subsidiaries or affiliates following September 30, 2018 will be eligible to earn a cash bonus for the period commencing on October 1, 2018 and ending on December 31, 2018 (a) on substantially similar terms and subject to substantially similar conditions to the annual cash bonus plan in which such Continuing Employee was eligible to participate immediately prior to the Effective Time and (b) with a target cash bonus opportunity equal to 25% of the annual target cash bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time, in each of (a) and (b), subject to adjustment by Duravant in its good faith discretion. Nothing in the Merger Agreement prohibits Duravant, the Surviving Corporation or any of their subsidiaries from amending or terminating any Key Technology employee benefit plan, programs, policies, agreements or arrangements (each a “Key Technology Plan”) or other employee benefit plan or program at any time assumed, established, sponsored or maintained by any of them.

As of and after the Effective Time, subject to applicable law, Duravant and its subsidiaries and affiliates (including the Surviving Corporation) will give Continuing Employees full credit for purposes of eligibility and vesting (and, solely with respect to severance, vacation, sick leave and similar paid time-off plans, programs, policies and arrangements (but, for the avoidance of doubt, not any defined benefit pension plan or plan providing post-retirement pension or retiree welfare arrangements) benefit level) under all benefit plans, programs, policies and arrangement maintained for the benefit of Continuing Employees as of and after the Effective Time by Duravant or any of its subsidiaries or affiliates (including the Surviving Corporation) (each, a “Duravant Plan”) for the Continuing Employees’ services with Key Technology, its subsidiaries and their predecessor entities to the same extent recognized by Key Technology or any of its subsidiaries immediately prior to the Effective Time. However, the foregoing will not apply (a) to the extent that its application would result in the duplication of benefits or (b) for purposes of any Duravant Plan (i) under which similarly situated employees of Duravant and its subsidiaries do not receive credit for prior service or (ii) that is grandfathered or frozen, either with respect to the level of benefits or participation.

If the Effective Time occurs prior to June 29, 2018 with respect to each Duravant Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) and in which the Continuing Employees participate as of immediately following the Effective Time, subject to applicable law, Duravant and its subsidiaries and affiliates (including the Surviving Corporation) will use commercially reasonable efforts to (a) cause there to be waived any preexisting condition, waiting period and eligibility limitations, to the extent waived, satisfied, not applicable or not included under the corresponding Key Technology Plan, the same was waived or did not apply under Key Technology Plans immediately prior to the Effective Time and (b) give effect, in determining any deductible and maximum out of pocket limitations for the plan year of such Duravant Plan in which the Effective Time occurs, to claims incurred and amounts paid by, and amounts reimbursed to, Continuing Employees under the corresponding Key Technology Plan during the plan year of such Key Technology Plan in which the Effective Time occurs.

Potential for Future Arrangements

To the knowledge of Key Technology, except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein between Key Technology and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Key Technology, on the one hand, and Duravant, Purchaser, any of their respective affiliates or Key Technology, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Key Technology entering into any such agreement, arrangement or understanding.

Duravant expects to offer certain members of the Key Technology management team the opportunity to invest in the parent company of Duravant (“Parent”) by either making a cash investment in Parent or exchanging their Shares for equity interests in Parent with an equivalent value. Parent and the members of the Key Technology management team did not discuss the potential opportunity to make an equity investment in Parent prior to the execution of the Merger Agreement and the specific terms of a potential investment in Parent have yet to be discussed. In addition, there is currently no commitment to make such an investment or to accept such an investment, and neither the Offer nor the Merger is conditioned upon any employee or director of Key Technology entering into any agreement, arrangement or understanding concerning such investment.

Director and Officer Indemnification, Exculpation and Insurance

The Oregon Business Corporation Act (the “OBCA”) authorizes the indemnification of a director or officer made party to a proceeding because the director or officer is or was a director or officer against liability (including amounts paid in settlement) incurred in the proceeding and against expenses with respect to the proceeding (including attorney fees) if: (i) the conduct of the director or officer was in good faith; (ii) the director or officer reasonably believed that his or her conduct was in the best interests of the corporation or at least not opposed to its best interests; (iii) in the case of a criminal proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful; (iv) in the case of any proceeding by or in the right of the corporation, if the director or officer was not adjudged liable; and (v) in connection with any other proceeding charging improper personal benefit to the director or officer, if the director or officer was not adjudged liable on the basis that personal benefit was improperly received by the director or officer. The OBCA also authorizes a court to order indemnification, whether or not the above standards of conduct have been met, if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. Key Technology’s Articles of Incorporation (the “Articles”) and Bylaws (the “Bylaws”) require Key Technology to indemnify directors and officers to the fullest extent permissible by law.

The OBCA further provides that the articles of incorporation of a corporation may provide that no director shall be personally liable to a corporation or its shareholders for monetary damages for conduct as a director, except that such provision does not eliminate the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) for any unlawful distribution as defined under the

OBCA; or (iv) for any transaction from which the director derived an improper personal benefit. The Articles and Bylaws provide that, to the fullest extent permissible by law, no director shall be personally liable to Key Technology or its shareholders for monetary damages.

In addition to the indemnification and exculpation provided by the Articles and Bylaws, Key Technology has entered into indemnity agreements with its directors and President and Chief Executive Officer and Senior Vice President and Chief Financial Officer. The indemnity agreements provide that no such director or officer shall have a monetary liability of any kind in respect of the director’s or officer’s errors or omissions in serving Key Technology or its shareholders, so long as (i) the director or officer acted in good faith and in a manner he or she reasonably believed not to be opposed to the best interests of Key Technology and (ii) such errors are not shown by clear and convincing evidence to have involved: (a) any breach of the duty of loyalty; (b) any act or omission not in good faith or which involved intentional misconduct or a knowing violation of the law; (c) any act from which the director or officer derived an improper personal benefit; or (d) any unlawful corporate distribution. Furthermore, regardless of the theory of liability asserted and to the fullest extent permitted by law, no director or officer shall have personal liability for (1) punitive, exemplary or consequential damages; (2) treble or other damages computed based upon any multiple of damages actually and directly proved to have been sustained; (3) fees of attorneys, accountants, expert witnesses or professional consultants; or (4) civil fines or penalties of any kind or nature whatsoever.

The indemnification agreements also require Key Technology to indemnify any director or officer who is a party to, or is threatened to be made a party to, any proceeding, against all expenses, judgments, fines and amounts paid in settlement, actually and reasonably incurred by the director or officer in connection with such proceeding, if the director or officer: (i) acted in good faith and in a manner the director or officer reasonably believed was in or not opposed to the best interests of Key Technology; and (ii) with respect to any criminal proceeding, the director or officer also had no reasonable cause to believe that his or her conduct was unlawful.

The indemnification agreements also provide indemnity to a director or officer in proceedings brought by or in the right of Key Technology, as long as the director or officer acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of Key Technology. If a director or officer is adjudged liable to Key Technology, he or she will not be indemnified unless the appropriate court determines that the director or officer is fairly and reasonably entitled to indemnification.

Pursuant to the Merger Agreement, from and after the Offer Acceptance Time, the Surviving Corporation and its subsidiaries will (and Duravant will cause the Surviving Corporation and its subsidiaries to) fulfill and honor in all respects all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expense relating thereto now existing in favor of each indemnitee pursuant to (a) the Articles or Bylaws (and comparable organizational documents of Key Technology’s subsidiaries) or (b) certain indemnification agreements between Key Technology or any of its subsidiaries and such indemnitees as specified in the disclosure letter to the Merger Agreement, in each case until the sixth anniversary of the Effective Time. During such six-year period, Duravant and the Surviving Corporation will include and cause to be maintained in effect in the articles of incorporation and bylaws of the Surviving Corporation (or any successor) provisions regarding elimination of liability of directors, indemnification of officers, directors and employees, and advancement of expenses to officers, directors and employees that are at least as favorable as those contained in the articles of incorporation or bylaws (or similar organizational documents) of Key Technology and its subsidiaries as of the date of the Merger Agreement, and during such six-year period, such provisions will not be repealed or amended in any manner except as required by applicable law.

Key Technology maintains directors’ and officers’ liability insurance under which Key Technology’s directors and officers are insured against claims for errors, neglect, breach of duty and other matters. Pursuant to the Merger Agreement, for a period of six years after the Effective Time, Duravant will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Key Technology and its subsidiaries (the “Existing Policies”) or cause to be provided substitute policies or purchase or cause the Surviving Corporation to purchase a “tail policy,” in either case on the same terms and conditions as the Existing Policies from insurance carriers with comparable credit ratings, covering, without limitation, the Merger. After the Effective Time, Duravant will not be required to pay annual premiums in excess of 300% of the current annual premium paid by Key Technology prior to the date of the Merger Agreement with respect to such insurance policies and of the coverage required to be obtained pursuant to the Merger Agreement, but in such case will purchase as much coverage as reasonably practicable for payment of annual premiums equal to 300% of current annual premiums, provided that if the Surviving Corporation purchases a “tail policy” and the coverage thereunder costs more than 300% of such current annual premium, the Surviving Corporation will purchase the maximum amount of coverage that can be obtained for 300% of such current annual premium.

The foregoing summary of the indemnification and exculpation of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Articles, the Bylaws and the Merger Agreement, which are filed as Exhibits (e)(5), (e)(6) and (e)(1) to this Schedule 14D-9, respectively, and, in each case, is incorporated herein by reference.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time, Key Technology and the Key Board will take such steps as it determines may be reasonably necessary or advisable, and take all actions as may be reasonably requested by Purchaser or Duravant, to cause dispositions or cancellations of Key Technology equity securities (including any Shares and derivative securities) held by each individual who is then subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Key Technology, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Rule 16b-3 under the Exchange Act.

Rule 14d-10(d) Matters

Prior to the date of the Merger Agreement, the Compensation and Management Development Committee of the Key Board approved as “employment compensation, severance or other employee benefit arrangements” within the meaning of Rule 14d-10(d)(2) under the Exchange Act each agreement, arrangement or understanding entered into by and between Duravant, Purchaser, Key Technology or their respective affiliates and any of the officers, directors or employees of Key Technology (each, a “14d-10 arrangement”) that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to any such officer, director or employee and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10 under the Exchange Act. Furthermore, prior to the Offer Acceptance Time and to the extent permitted by applicable law, the Compensation and Management Development Committee of the Key Board will continue to approve any 14d-10 Arrangements entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time and will take all other action necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10 under the Exchange Act.

Arrangements with Duravant, Purchaser, and their Affiliates

Merger Agreement

On January 25, 2018, Key Technology, Duravant, and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—“Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, are incorporated herein by reference. The summary and description have been included in this Schedule 14D-9 to provide Key Technology’s shareholders with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Key Technology, Duravant, Purchaser, or their respective affiliates.

The Merger Agreement governs the contractual rights among Duravant, Purchaser and Key Technology in relation to the Offer and the Merger. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter delivered by Key Technology to Duravant and Purchaser in connection with the execution and delivery of the Merger Agreement. The confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among Key Technology, Duravant and Purchaser, and certain representations and warranties in the Merger Agreement were made as of a specified date and/or were used for the purpose of allocating risk among Key Technology, Duravant and Purchaser, rather than establishing matters of fact, and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders. Accordingly, the representations and warranties contained in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Key Technology at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Key Technology in Key Technology’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Key Technology’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Key Technology, Duravant, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in Key Technology’s other public filings with the SEC.

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions thereto contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On October 9, 2017, Robert W. Baird & Co. Incorporated (“Baird”) acting as Key Technology’s financial advisor and Duravant entered into a customary confidentiality agreement (the “Confidentiality Agreement”) in connection with a possible transaction involving Key Technology, which was not initially identified in the Confidentiality Agreement as the party whose confidential information would be provided thereunder. Under the terms of the Confidentiality Agreement, Key Technology and Duravant agreed that, subject to certain exceptions, Duravant and its representatives would keep the “Evaluation Material” (as defined in the Confidentiality Agreement) confidential and would not (except to its representatives who are actively participating in Duravant’s evaluation of the possible transaction and as required by law but only after compliance with the Confidentiality Agreement and after notifying Key Technology (to the extent legally permissible and reasonably practicable)) disclose any Evaluation Material to any person, and would not use any Evaluation Material other than in connection with evaluating a possible transaction with Key Technology. The Confidentiality Agreement includes a standstill provision for the benefit of Key Technology that expires on October 9, 2018, under which Duravant, without the prior written consent of the Key Board (which consent was obtained when Duravant and Key Technology entered into the Merger Agreement), will not (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of Key Technology or of any successor to or person in control of Key Technology, or any assets of Key Technology or of any such successor or controlling person; (b) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” to vote (as such terms are used in SEC rules), or seek to advise or influence any person with respect to the voting of any voting securities of Key Technology, (c) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving Key Technology or any of its securities or assets; (d) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) with respect to any securities of the Company; (e) otherwise act, alone or in concert with others, to seek to control or influence the management, the

Key Board or policies of Key Technology; (f) disclose any intention, plan or arrangement inconsistent with the foregoing; (g) advise, assist or encourage any other persons in connection with any of the foregoing; (h) take any action that might require Key Technology to make a public announcement regarding an extraordinary transaction involving Key Technology or any of its securities or assets; (i) file any application with any regulatory authority seeking approval or authority in connection with any action described above; or (j) request Key Technology, the Key Board or any of its representatives, directly or indirectly, to amend or waive any provision described in this sentence. Duravant’s obligations under the Confidentiality Agreement will remain in effect for one year after the date of the Confidentiality Agreement, subject to certain exceptions.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

Key Technology and Duravant entered into an exclusivity agreement, delivered on January 24, 2018 (the “Exclusivity Agreement”). As a result of the significant amount of time and expense Duravant was investing to evaluate a possible transaction between such parties, Key Technology and Duravant agreed that until the earlier of January 29, 2018, or execution of a definitive agreement between Key Technology and an entity controlled by Duravant regarding a transaction, Key Technology and its representatives would not, and will cause its officers, directors, employees, advisors, affiliates, agents and representatives not to, directly or indirectly, (a) solicit, facilitate or initiate, or encourage the submission of, proposals, inquiries or offers relating to, (b) respond to any submissions, proposals, inquiries or offers relating to, (c) participate or engage in any negotiations or discussions with any person relating to, (d) otherwise cooperate in any way with or facilitate in any way (including by providing information) any person other than Duravant or (e) enter into any agreement in principle in connection with any acquisition, merger, business combination, recapitalization, consolidation, liquidation, dissolution, disposition or similar transaction involving (i) all or any material portion of Key Technology, or any business, securities or assets that are material to Key Technology’s business (other than sales of inventory in the ordinary course of business) or (ii) the issuance of equity interests in Key Technology or any of its subsidiaries, in each case, without first obtaining the written approval of Duravant. Key Technology also agreed that any such discussions or negotiations (other than with Duravant) in progress as of the effectiveness of the Exclusivity Agreement would immediately cease. In addition, during the Exclusivity Period, Key Technology agreed to provide Duravant and its advisors and representatives access to information about Key Technology, subject to the provisions of the Confidentiality Agreement.

The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with entering into the Merger Agreement, one of the directors of Key Technology, Robert Averick, who is an employee of Kokino LLC, which serves as a “family office” to Leslie J. Schreyer, as Trustee under the Trust Agreement dated December 23, 1989 for the benefit of the issue of Jonathan D. Sackler (the “Trust”), Piton Capital Partners LLC and M3C Holdings LLC (together with the Trust and Piton as the “Kokino Clients”) and the Kokino Clients who collectively beneficially own an aggregate of 1,243,879 Shares entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with Duravant and Purchaser. Pursuant to the Tender and Support Agreement, Mr. Averick and the Kokino Clients have agreed to validly tender into the Offer all Shares beneficially owned by them and not to withdraw any such Shares previously tendered. They have also agreed to vote and irrevocably appoint Duravant, and any other person or entity designated by Duravant, as their attorney-in-fact and proxy to vote, or cause to be voted, all Shares beneficially owned by them (a) against any action, proposal, transaction or agreement that would reasonably be expected to result in (i) a breach of any covenant, representation or warranty or any other obligation or agreement of Key Technology contained in the Merger Agreement or (ii) any conditions to the Offer or the Merger not being satisfied on or before the Termination Date; (b) against any change in the Key Board; (c) against any Acquisition Proposal or any agreement or arrangement related to or in furtherance of any Acquisition Proposal; (d) against any other action, agreement or transaction the consummation of which would reasonably be expected to impede, interfere with, or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement; and (e) in favor of (i) the adoption and approval of the Merger Agreement and the transactions contemplated thereunder, (ii) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption and approval of the Merger Agreement and the transactions contemplated thereby on the date on which such meeting is held, and (iii) any other matter necessary for consummation of the Transactions, which is considered at any such meeting of shareholders, and in connection therewith to execute any documents reasonably requested by Duravant that are necessary or appropriate in order to effectuate the foregoing. In addition, under the Tender and Support Agreement, such shareholders have agreed, subject to limited exceptions, not to transfer, assign or otherwise dispose of the Shares beneficially owned by them other than pursuant to the Offer.

Mr. Averick and the Kokino Clients further agreed not to, and to direct its representatives not to, and to not permit its representatives to, directly or indirectly, (a) initiate or solicit or knowingly encourage or facilitate the making of any offers that constitute an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to result in an Acquisition Proposal, (b) engage in, continue or otherwise participate in activities, discussions or negotiations with, or provide or cause to be provided any information or data relating to Key Technology or its subsidiaries to, any person in connection with or for the purpose of soliciting, encouraging or facilitating an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to result in an Acquisition Proposal, (c) approve, endorse or recommend any Acquisition Proposal, (d) approve or execute or enter into any letter of intent, agreement in principle or other agreement that could reasonably be expected to lead to an Acquisition Proposal or (e) approve or execute or enter into any letter of intent, agreement in principle or other agreement that could reasonably be expected to prevent Mr. Averick or the Kokino Clients from complying with their obligations described in this paragraph.

The Tender and Support Agreement will terminate upon the occurrence of certain circumstances, including a termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

Recommendation of the Key Board

At a meeting duly called and held on January 25, 2018, after careful consideration and in consultation with Key Technology’s financial and legal advisors, the Key Board unanimously (i) determined that the Merger Agreement and the consummation of the transactions contemplated, including the Offer and the Merger, are advisable to and in the best interests of Key Technology and its shareholders, (ii) authorized, approved and declared advisable the Merger Agreement, including all schedules and exhibits thereto, and the Tender and Support Agreement, (iii) approved the execution, delivery and performance by Key Technology of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, and (iv) resolved to recommend that the shareholders of Key Technology accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Key Board unanimously recommends that Key Technology’s shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Background of the Offer; Reasons for Recommendation

Background of the Offer

The following chronology summarizes the key meetings and events between representatives of Key Technology and the representatives of Duravant that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation or meeting among representatives of Key Technology and representatives of Duravant.

The Key Board and members of Key Technology’s senior management periodically review and assess Key Technology’s operations, financial performance and competitive position, as well as industry trends and potential strategic alternatives in order to enhance shareholder value, including, among other things, business combinations, acquisitions, and share repurchases.

On March 1, 2017, the Key Board held a meeting attended by members of management and a representative of Tonkon Torp LLP, Key Technology’s outside law firm (“Tonkon Torp”). At the meeting, the Key Board determined to evaluate potential mergers, acquisitions, joint ventures, corporate development opportunities, divestitures and other key strategic transactions as a means to enhance shareholder value. The Key Board discussed whether to initiate a potential strategic sale process for Key Technology, and whether to retain a financial advisor in connection with such process. Following the discussion, the Key Board determined to interview potential financial advisors.

On May 2 and May 3, 2017, the Key Board met with three potential financial advisors, including Robert W. Baird & Co. Incorporated (“Baird”). Baird presented to the Key Board on Key Technology’s situation and the market environment and a potential framework for evaluating strategic alternatives for Key Technology. Baird also disclosed to the Key Board that it had provided in the past two years investment banking services for certain industry participants, including Duravant. Following the presentations, the Key Board discussed the meetings it had held and the proposals submitted by each of the three potential financial advisors. The Key Board discussed the relative industry knowledge and breadth of experience and other characteristics of each of the potential financial advisors, and considered which financial advisor it believed would be best suited to assist Key Technology in its review of its strategic alternatives. The Key Board also discussed the proposed fee arrangements of each potential financial advisor.

After further discussions among the Key Board members and a representative of Tonkon Torp, the Key Board determined to engage Baird, on the terms presented to the Key Board, to be Key Technology’s financial advisor due to, among other factors, Baird’s experience in manufacturing industries, investment banking experience and general industry knowledge. On May 12, 2017, Key Technology entered into an engagement letter with Baird (as amended or supplemented, the “Baird Engagement Letter”).

During May and June 2017, Baird conducted a review of potential strategic alternatives available to Key Technology, including a possible sale of Key Technology.

On June 20 and 21, 2017, Baird and members of management held a meeting to discuss Key Technology’s business, operations, growth strategies and financial performance.

On September 7, 2017, the Key Board held a meeting attended by members of management, a representative of Tonkon Torp and representatives of Baird. At the meeting, representatives of Baird made a presentation to the Key Board regarding Key Technology’s situation, the current market environment, and potential strategic alternatives available to Key Technology, including, without limitation, (a) remaining as a stand-alone company, (b) pursuing strategic acquisitions, or (c) selling Key Technology. Baird also discussed with the Key Board a list of potential strategic parties and financial sponsors that could be contacted in connection with a potential sale process, which were selected based on their expected interest and ability to complete a transaction with Key Technology. Baird also discussed with the Key Board an illustrative timeline for a sale process. Following further discussion, the Key Board determined to further explore a possible sale of Key Technology to gauge whether a potential sale transaction was achievable on terms that were in the best interests of Key Technology’s shareholders. The Key Board designated two directors Mr. Lawrence and Mr. Wolf, to act as the primary contacts to communicate with Baird regarding the process and supervise Baird on behalf of the Key Board.

During September 2017, Baird gathered information from Key Technology’s management team and prepared a Confidential Information Presentation for Key Technology.

On October 2, 2017, Baird began making telephone calls to the potentially interested parties as authorized by the Key Board.

On October 3, 2017 a representative of Baird contacted Michael Kachmer, President and Chief Executive Officer of Duravant, to inform him that a public company in the automated food processing industry was considering initiating a process for a potential sale transaction.

Also on October 3, 2017, a representative of Baird sent to Carson Brennan, Director of Business Development at Duravant, and Mr. Kachmer an initial draft confidentiality agreement with respect to the potential sale transaction the Baird representative had previously discussed with Mr. Kachmer.

Between October 3 and October 9, 2017, representatives of Duravant and Key Technology negotiated the terms of the Confidentiality Agreement, which Duravant and Key Technology entered into on October 9, 2017.

On October 17, 2017, Baird provided Mr. Lawrence and Mr. Wolf with an update concerning Baird’s outreach to potentially interested parties, including strategic parties and financial sponsors, and the expected timing for completion of the outreach process.

On October 23, 2017, Baird began distributing the Confidential Information Presentation to 58 parties that had executed the Confidentiality Agreement and expressed interest in receiving additional information.

Between October 23 and November 16, 2017, 58 potentially interested parties conducted preliminary business and financial due diligence based on the Confidential Information Presentation, public filings and discussions with members of management and Baird.

On October 24, 2017, Baird delivered to Duravant a copy of the Confidential Information Presentation.

On October 30, 2017, Mr. Kachmer had a call with a representative of Baird to discuss the expected timeline for the potential Key Technology sale process. Thereafter, on October 30, 2017, Baird sent Duravant a process letter containing instructions for submitting a preliminary indication of interest for a potential acquisition of Key Technology (an “IOI”). The process letter specified that Baird, on Key Technology’s behalf, would not accept any IOIs after November 16, 2017. On November 3, 2017, Baird provided Mr. Lawrence and Mr. Wolf with an update concerning the ongoing process for soliciting indications of interest for a potential acquisition of Key Technology.

Between November 7 and 9, 2017, preliminary in-person and telephone due diligence meetings with Baird and members of management were held with seven potential bidders. Also on November 9, 2017, Mr. Kachmer and John J. Ehren, President and Chief Executive Officer of Key Technology, met to discuss industry conditions as well as each executive’s vision for his respective company.

On November 10, 2017, Baird provided a business and financial performance update for Key Technology (including preliminary financial results for fiscal 2017) to all potentially interested parties. On that same day, Baird provided these materials to Duravant.

As of November 14, 2017, Baird had completed its outreach to potentially interested parties to invite them to participate in a potential sales process for Key Technology. As of such date, Baird had contacted 104 parties

(55 of which were strategic parties and 49 of which were financial sponsors). Of these parties, 61 entered into confidentiality agreements (26 of which were strategic parties and 35 of which were financial sponsors) with Key Technology, and 58 parties had received a Confidential Information Presentation with respect to Key Technology. Baird communicated a deadline of November 16, 2017 for the delivery of preliminary IOIs from the parties it had contacted in connection with the sale process.

On November 15, 2017, Baird provided an update on the potential sale process to the Key Board.

On November 16, 2017, Duravant submitted a non-binding IOI to acquire Key Technology for $22.00-$24.00 per Share on a fully-diluted basis. The IOI was contingent upon, among other things, the satisfactory completion by Duravant of its due diligence, execution of an acquisition agreement, receipt of financing, and receipt of necessary regulatory and third party approvals.

By November 17, 2017, Baird had received non-binding preliminary IOIs from ten parties, including five strategic parties and five financial sponsors.

On November 21, 2017, the Key Board held a meeting attended by members of management, a representative of Tonkon Torp and representatives of Baird. At the meeting, a representative of Baird provided a summary of the ten non-binding indications of interest received:

•	Party A proposed to acquire Key Technology for a purchase price within a Share price range between $24.80—$27.11 per Share.

•	Duravant proposed to acquire Key Technology for a purchase price within a Share price range between $22.00—$24.00 per Share.

•	Party B proposed to acquire Key Technology for a purchase price within a Share price range between $20.17—$21.71 per Share.

•	Party C proposed to acquire Key Technology for a purchase price within a Share price range between $20.17—$21.71 per Share.

•	Party D proposed to acquire Key Technology for a purchase price of $20.94 per Share.

•	Party E proposed to acquire Key Technology for a purchase price within a Share price range between $19.53—$21.07 per Share.

•	Party F proposed to acquire Key Technology for a purchase price within a Share price range between $18.50—$21.58 per Share.

•	Party G proposed to acquire Key Technology for a purchase price within a Share price range between $19.00—$20.00 per Share.

•	Party H proposed to acquire Key Technology for a purchase price within a Share price range between $18.00—$20.50 per Share.

•	Party I proposed to acquire Key Technology for a purchase price of $17.86 per Share.

At the meeting held on November 21, 2017, the Key Board reviewed the non-binding indications of interest described above, including synergies with each of the parties, each party’s financial ability to complete a transaction, and each party’s expected timing for diligence and finalizing definitive agreements.

Following the Key Board meeting on November 21, 2017, at the Key Board’s request, Baird invited Duravant as well as Parties A, B, C, D, E, F and G (the “Continuing Parties”) to participate in management presentations and the next phase of the due diligence process for a potential acquisition of Key Technology. Management presentations were held with each of the Continuing Parties in Portland, Oregon between November 29, 2017, and December 13, 2017.

On December 6, 2017, Mr. Kachmer, Mr. Brennan, Eleni Vlahos-Yianas, Vice President of Marketing at Duravant, and Jeff Goldfaden, Managing Director at Warburg Pincus LLC, the manager of each of the WP XII Funds (“WP LLC”) met with Key Technology’s management team, which included Mr. Ehren, Stephen Pellegrino, Senior Vice President of Global Sales at Key Technology, and Dr. Louis Vintro, Senior Vice President of New Products and Business Development at Key Technology. Representatives of Baird were also in attendance.

On December 7, 2017, Mr. Kachmer, Ms. Vlahos-Yianas, Mr. Goldfaden, Mike Beregovsky, Principal at WP LLC, and Matthias Riemann, Managing Director at Munich Strategy Group, an advisor to Duravant, attended a management presentation at the offices of Tonkon Torp, given by Mr. Ehren, Mr. Pellegrino and Dr. Vintro. Representatives of Baird were also in attendance.

Also on December 7, 2017, representatives of Duravant and the other Continuing Parties were granted access to a virtual data room, which contained copies of various due diligence materials, for purposes of conducting a due diligence review of Key Technology.

On December 14, 2017, Baird sent instructions for submitting an updated proposal for a potential acquisition of Key Technology to each of the Continuing Parties, including Duravant, which requested, among other things, that Duravant and each other Continuing Party submit detailed comments on the draft merger agreement, to be posted to the virtual data room, along with an updated proposal.

On December 20, 2017, the Key Board held a meeting that was attended by members of management, representatives of Baird and a representative of Tonkon Torp. A representative of Tonkon Torp provided an overview of the form merger agreement to be provided to the Continuing Parties, including the structure of the transaction (a two-step acquisition of Key Technology through a tender offer, followed by a merger) and the deal protection provisions (including the non-solicitation covenant, the “fiduciary out” provisions and the termination provisions). The Key Board instructed Baird to post the form of merger agreement to the virtual data room and request that comments on the merger agreement be submitted by all Continuing Parties together with updated proposals on the bid deadline.

On December 22, 2017, the form of merger agreement was posted to the virtual data room. During the period between mid-December 2017 and mid-January 2018, Duravant and the other Continuing Parties requested certain additional due diligence items, and Key Technology and Baird, on behalf of Key Technology, provided information in response to those requests.

From mid-December through January 18, Duravant and the other Continuing Parties continued to conduct financial, commercial, legal, tax, environmental, human resource and other diligence, including calls with Key Technology’s management team and third party advisors, product demonstrations and site visits.

On January 12, 2018, Party E informed Baird it would not be submitting an updated proposal, citing the level of competition in the market and a more conservative view of the long-term margin potential given the significant ongoing need to invest in research and development and new product development.

On January 15, 2018, Party A informed Baird that it was no longer interested in acquiring the Company, citing concerns with the longer-term revenue outlook and an inability to build a broader inspection equipment platform through future acquisitions.

On January 16, 2018, Party C indicated it would not be submitting an updated proposal, citing a more conservative view on the longer-term margin opportunity.

On January 16, 2018, Baird shared preliminary fiscal 2018 first quarter financial results and business updates for Key Technology with Duravant, Party B, Party D, Party F and Party G. The preliminary first fiscal quarter financial results showed strong performance in orders, backlog and revenue, which were stronger than projected in the management forecast shared with buyers previously (and described in “—Financial Analyses and Opinion—Key Technology Management Forecasts”). However, the level of earnings for the quarter was approximately $1 million below management’s forecast for adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) for the same period.

On January 18, 2018, Party B informed Baird it would not be submitting an updated proposal, citing the early stage of the Company’s new sorting equipment platform and the underperformance in fiscal Q1 2018 earnings. Also, Party F, which had completed significant business, financial, legal, commercial and other diligence, informed Baird it would not be submitting an updated proposal, citing the ongoing level of operational improvements required and the underperformance in fiscal Q1 2018 earnings. Additionally, Party G indicated it would not be submitting an updated proposal, citing the early stage of the Company’s new sorting equipment platform and a more conservative view of the long-term margin potential given the significant ongoing need to invest in research and development and new product development.

On January 18, 2018, Duravant submitted a proposal to acquire Key Technology for $24.50 per Share in cash, which included comments on the draft merger agreement, a debt commitment letter from Jefferies Finance LLC to provide debt financing for Duravant’s acquisition of Key Technology and a draft exclusivity agreement. Duravant indicated in its proposal that it had completed its due diligence and requested that Key Technology enter into exclusive negotiations with Duravant in order to finalize the merger agreement and other transaction documentation.

Also on January 18, 2018, Key Technology received an updated proposal from Party D to acquire Key Technology for cash at a price per Share of $21.71, together with comments on the merger agreement. Party D indicated in its proposal that it had completed its due diligence.

On January 19, 2018, Dan Zamlong, Managing Director at WP LLC, discussed Duravant’s proposal to acquire Key Technology with a representative of Baird.

On January 19, 2018, Mr. Lawrence and Mr. Wolf met with representatives of Baird who reviewed and discussed the updated proposals submitted by Party D and Duravant, noting the bids from Duravant and Party D at prices per Share of $24.50 and $21.71, respectively. Mr. Lawrence and Mr. Wolf then had an extensive discussion of next steps in the process that could maximize the sale price for Key Technology’s shareholders. Baird recommended that Key Technology request that Duravant and Party D submit their respective best and final offers by 12:00 p.m. Central time on Monday, January 22, 2018. After additional discussion, Mr. Lawrence and Mr. Wolf concurred in Baird’s recommendation and asked Baird to request best and final proposals from both parties.

Between January 20 and 21, 2018, Baird requested that each of Duravant and Party D submit its best and final proposal by 12:00 p.m. Central time on Monday, January 22, 2018. Baird communicated to each of Duravant and Party D that each party’s proposal would be viewed as its absolute best and final proposal and there would be no further bidding. Baird also provided each party with feedback on its comments on the merger agreement, and an update on the estimated transaction expenses and management bonuses which would be payable by Key Technology in the transaction.

On January 22, 2018, Duravant submitted its best and final proposal to acquire Key Technology for $26.75 per Share in cash and Party D submitted a revised best and final proposal for $25.50 per Share in cash. Duravant’s proposal included a revised draft of the merger agreement and an updated debt commitment letter from Jefferies Finance LLC for the proposed debt financing for the transaction. Duravant again requested that Key Technology enter into exclusive negotiations with Duravant as part of its best and final proposal.

Later that day, the Key Board met to discuss the proposals received from Duravant and Party D. The Key Board extensively discussed the price and terms of the two bids. At this meeting, representatives from Tonkon Torp reviewed with the Key Board its fiduciary obligations in connection with a potential sale.

Later in the meeting, representatives of Baird presented to the Key Board its financial analysis of Duravant’s proposal at a price per Share of $26.75. Following the presentation, Baird rendered its oral opinion to the Key Board, which was subsequently confirmed in a written opinion dated January 22, 2018, that, as of such date and based upon and subject to the factors and assumptions set forth in the written opinion of Baird, the consideration to be paid to the shareholders of Key Technology in the Offer and the Merger was fair, from a financial point of view, to such holders (a copy of the written opinion of Baird is attached to this Schedule 14D-9 as Annex I). Please see the discussion in the section entitled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of Key Technology’s Financial Advisor” of this Schedule 14D-9 for a more detailed description of the financial analyses and the opinion rendered by Baird to the Key Board.

On January 23, 2018, at the direction of the Key Board, Baird informed Duravant that Key Technology had agreed to proceed with the negotiation of definitive documents with Duravant on the basis of Duravant’s final proposal.

Also on January 23, 2018, Duravant’s outside legal counsel, Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), circulated a draft of the tender and support agreement with respect to shares beneficially owned by Mr. Averick and the Kokino Clients (as defined below) to Tonkon Torp.

Also on January 23, Tonkon Torp circulated a revised draft of the merger agreement and a draft of Key Technology’s disclosure letter to the merger agreement to Cleary Gottlieb.

Late in the evening on January 23, 2018, Party D submitted an unsolicited updated best and final proposal at a price per Share of $26.70.

On January 24, 2018, Baird communicated Party D’s updated best and final proposal to Mr. Lawrence and Mr. Wolf and a representative of Tonkon Torp, who again discussed the relative merits of the two proposals. The Mr. Lawrence and Mr. Wolf directed Baird to confirm with Party D whether this was in fact Party D’s best and final offer, or whether Party D could further increase its bid. Party D confirmed that the Offer at $26.70 was the absolute maximum that Party D could offer and that they would not be able to move any higher on price. Based on final confirmation from Party D with respect to Party D’s best and final offer, the directors reaffirmed their determination to pursue a transaction with Duravant. Following that confirmation, and based on advice from Tonkon Torp, in response to a request from Duravant, Key Technology delivered the requested exclusivity agreement to Duravant providing for a period of exclusive negotiations between Duravant and Key Technology until January 29, 2018.

Between January 23 and 24, 2018, representatives of Tonkon Torp and Cleary Gottlieb negotiated various issues in the merger agreement and related documentation, including Key Technology’s disclosure letter to the merger agreement.

On January 24, 2018, representatives of Mr. Averick and the Kokino Clients sent Cleary Gottlieb a revised draft of the tender and support agreement. Later on January 24, Cleary Gottlieb sent representatives of Mr. Averick and the Kokino Clients a final version of the Tender and Support Agreement.

Early in the morning on January 25, 2018, the Key Board held a meeting that was attended by members of management, and representatives of Tonkon Torp. During the meeting, representatives of Tonkon Torp again reviewed with the Key Board the fiduciary duties of the directors under Oregon law. Following that discussion, Tonkon Torp provided the Key Board with an overview of the merger agreement following final negotiations with Cleary Gottlieb, including the principal terms of the merger agreement that would be executed in connection with the proposed transaction, the structure of the proposed transaction, the consideration that would be paid to Key Technology’s shareholders in the tender offer and the subsequent merger, the representations and warranties that would be made by Key Technology in the definitive merger agreement, the conditions to the completion of the tender offer and the merger, the conduct of business covenant that would be applicable between signing and closing of the proposed transaction, required regulatory approvals, and the circumstances under which a termination fee or a reverse termination fee would be paid in the event of a termination of the merger agreement by either party.

After further deliberation, the Key Board unanimously (i) determined that the Merger Agreement and the consummation of the transactions contemplated, including the Offer and the Merger, are advisable to and in the best interests of Key Technology and its shareholders, (ii) authorized, approved and declared advisable the Merger Agreement, including all schedules and exhibits thereto, and the Tender and Support Agreement, (iii) approved the execution, delivery and performance by Key Technology of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, and (iv) resolved to recommend that the shareholders of Key Technology accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Following the meeting of the Key Board on the morning on January 25, 2018, Duravant, Purchaser and Key Technology executed the Merger Agreement and the parties to the Tender and Support Agreement executed the Tender and Support Agreement. Immediately thereafter, prior to the opening of financial markets in New York City, Duravant and Key Technology publicly announced the execution of the Merger Agreement.

Reasons for Recommendation

In evaluating the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, the Key Board consulted with Key Technology’s senior management team, Tonkon Torp and Baird, and, in reaching its determination to unanimously recommend that Key Technology’s shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Key Board relied upon and considered numerous factors, including the material factors set forth below (the order in which the following factors appear does not reflect any relative significance):

Financial Terms; Certainty of Value

•	The Key Board’s belief that the Offer Price represents full and fair value for the Shares, taking into account the Key Board’s familiarity with Key Technology’s current and historical financial condition, results of operations, business, competitive position and prospects, as well as Key Technology’s future business plan and potential long-term value, including its future prospects and risks if it were to remain an independent company;

•	The Key Board’s belief that the Offer Price represents the best value reasonably attainable by Key Technology’s shareholders and is therefore more favorable to Key Technology’s shareholders than the other strategic alternatives reasonably available to Key Technology, including continuing to operate as an independent company and attempting to grow its business through internal growth and potential acquisitions, which belief was formed based on the Key Board’s view of the risks associated with the various alternatives, among other factors;

•	The Key Board’s assessment of the strategic alternatives available to Key Technology to create additional shareholder value, including an evaluation of the prospective time frame and operating, market and financing risks associated with undertaking acquisitions or other significant capital investments, activities not previously undertaken by Key Technology and with which it had no experience;

•	The fact that the Offer Price consists solely of cash, which provides certainty of value and liquidity to Key Technology’s shareholders and does not expose them to any future risks related to the business or the financial markets generally;

•	The relationship of the Offer Price to the trading price of the Shares, including the fact that the Offer Price represent a premium of approximately 50.6% over the $17.76 per Share closing sale price as of January 24, 2018, the last trading day before the public announcement of the execution of the Merger Agreement; and

•	The oral opinion of Baird delivered to the Key Board on January 22, 2018, which was subsequently confirmed in writing on January 22, 2018, that as of the date delivered, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Baird as set forth in the written opinion, the price per Share of $26.75, net to the seller in cash, without interest and subject to any withholding of taxes, to be received by holders of Shares pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders of Shares, as more fully described in the section entitled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of Financial Advisor to Key Technology.”

Prospects of Key Technology

•	The Company’s current and historical business, financial condition, results of operations, competitive position, strategic options and prospects, as well as Key Technology’s long-term business plan and prospects if it were to remain an independent public company, the risks and challenges associated with remaining an independent public company and the potential impact of those factors on the future trading price of Key Technology’s common stock, including risks related to:

•	The general business environment for providers of process automation systems;

•	Changes in the manufacturing industries;

•	The U.S. and global economy and general stock market conditions and volatility;

•	The other risks and uncertainties identified in Key Technology’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended September 30, 2017; and

•	The Key Board’s belief, after consideration of the factors described above, that the completion of the Offer and the consummation of the Transaction represent Key Technology’s best reasonably available alternative for maximizing shareholder value.

Sale Process

•	The fact that the Key Board, through its financial advisor, actively sought proposals from numerous third parties that were logical potential buyers, as more fully described above under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer,” including strategic buyers and financial sponsors:

•	Representatives of Key Technology’s financial advisor communicated with a total of 104 parties in an effort to obtain the best value reasonably available to shareholders;

•	The Company, in coordination with its financial advisor, signed confidentiality agreements with 61 parties (including 26 strategic parties and 35 sponsors), of which 58 were provided diligence materials;

•	Of these parties that were solicited, Key Technology received preliminary indications of interest from ten parties, of which the eight proposing the highest value and level of interest continued into the second round of the sale process;

•	Of the parties that proceeded into the second round of the sale process, each of Duravant and Party D submitted complete bid packages, including comments on the Merger Agreement;

•	The fact that, following requests for “best and final” bids from the remaining bidders, the “best and final” bids returned by the two remaining bidders did not result in any proposals to acquire Key Technology at a price per Share higher than $26.75; and

•	The fact that, through negotiations, Key Technology was able to increase Duravant’s final bid to a price per Share of $26.75 from its initial proposal of a price per Share of $24.50 and the Key

Board’s belief that, based on negotiations and discussions with Duravant and the other bidders, the Offer Price represented the highest price Duravant or any of the other bidders were willing to pay.

Speed and Likelihood of Consummation

•	The anticipated timing of the consummation of the Transaction, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing holders of Shares to receive the Offer Price in a relatively short time frame, followed by the Merger. The Key Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which Key Technology’s business would be subject to the restrictions on the conduct of Key Technology’s business prior to the completion of the Merger, the potential uncertainty of closing and related distractions.

•	The fact that Duravant and Purchaser’s obligation to complete the Transaction is not conditioned on Duravant or Purchaser obtaining financing.

•	The business reputation and capabilities of Duravant and its management.

•	The fact that the remedy of specific performance is available to Key Technology under the Merger Agreement in the event of breaches by Duravant and Purchaser.

•	The fact that, pursuant to the terms of the Merger Agreement, if Duravant and Purchaser fail to effect the closing in connection with Purchaser’s failure to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer, Duravant is obligated to pay Key Technology a termination fee equal to $7 million (the “Duravant Termination Fee”).

Terms of the Merger Agreement

•	The Key Board considered the terms and conditions of the Merger Agreement, including the representations, warranties, covenants and agreements of the parties, the conditions to closing, the form of the Merger Consideration and the structure of the termination rights, including:

•	The fact that the terms of the Merger Agreement were the products of arms’-length negotiations between two sophisticated parties and their respective legal advisors and Key Technology’s financial advisor;

•	The fact that the “fiduciary out” provisions of the Merger Agreement, subject to the terms and conditions thereof, permit Key Technology to furnish information to and participate in discussions or negotiations with third parties that make unsolicited acquisition proposals and, upon payment of a $7 million termination fee, terminate the Merger Agreement in order to enter into a definitive acquisition agreement with respect to a superior proposal;

•	The Key Board’s belief that the $7 million termination fee payable by Key Technology upon its termination of the Merger Agreement to enter into a definitive acquisition agreement with respect to a superior proposal is reasonable in light of the overall terms of the Merger Agreement and the benefits of the Offer and the Merger and would not preclude another party from making a competing proposal;

•	That Purchaser’s obligations to purchase Shares in the Offer and to close the Merger are subject to a limited number of conditions (which conditions did not include a financing condition or a due diligence condition), and the Key Board’s belief, in consultation with senior management of Key Technology and legal advisors, that the Offer and the Merger are reasonably likely to be consummated; and

•	That Purchaser is obligated to extend the Offer (but not past April 6, 2018, termination of the Merger Agreement pursuant to its terms, or as otherwise specified in the Merger Agreement) for additional periods of up to ten business days per extension, to permit the Offer Conditions to be satisfied and from time to time for any period required by any law applicable to the Offer.

The Key Board has also considered a variety of uncertainties and risks and other potentially negative factors concerning the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option. These factors included the following:

•	No Shareholder Participation in Future Growth or Earnings. The fact that Key Technology’s public shareholders will cease to participate in Key Technology’s future earnings growth or benefit from any future increase in its value following the Merger, including appreciation resulting from potential synergies with Duravant resulting from the Offer.

•	Termination by Duravant. The risk that Duravant may terminate the Merger Agreement and not complete the Offer in certain circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Merger Agreement) or if Key Technology breaches or fails to perform its obligations under the Merger Agreement in any material respect.

•	Termination Fee. The possibility that, although the Key Board conducted an active competitive process, the termination fee of $7 million payable by Key Technology to Duravant under certain circumstances set forth in the Merger Agreement may deter third parties that might be interested in exploring an acquisition of Key Technology.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the Offer and Merger might not be consummated, and the risks and costs to Key Technology in such event, including the diversion of management and employee attention and the potential disruptive effect on business and customer relationships, stock price and ability to attract and retain key management personnel and employees.

•	Monetary and Opportunity Costs. The significant costs involved in connection with completing the Merger, the substantial management time and effort required to complete the Merger and the related disruption to Key Technology’s operations.

•	Effects of Transaction Announcement. The possible disruption to Key Technology’s business and the possible effect on the ability of Key Technology to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of Key Technology’s management, as well as the likelihood of litigation in connection with the Merger.

•	Closing Conditions. The fact that consummation of the Offer and the Merger is subject to the satisfaction of certain closing conditions that are not within Key Technology’s control, including that no material adverse effect on Key Technology shall have occurred.

•	Taxable Consideration. The fact that any gains from the consideration to be received by the shareholders in the Offer and the Merger generally will be taxable to the shareholders for U.S. federal income tax purposes.

•	Interim Restrictions on Business Pending the Completion of the Offer. The fact that the Merger Agreement contains restrictions on the conduct of Key Technology’s business prior to the completion of the Merger, including generally requiring Key Technology to conduct its business only in the ordinary course, subject to specified limitations, and that Key Technology will not undertake various actions (other than in the ordinary course) related to the conduct of its business consistent with past practice without the prior written consent of Duravant, which may delay or prevent Key Technology from responding to changing market and business conditions and pursuing business opportunities that may arise pending completion of the transactions contemplated by the Merger Agreement.

•

No Solicitation. The fact that the Merger Agreement, subject to certain exceptions, places limitations on the ability of Key Technology to initiate or solicit or knowingly encourage or facilitate any offers of, or inquiries which might result in, any alternative proposal to acquire Key Technology, or to engage in, continue or otherwise participate in any activities, discussions or negotiations with any persons regarding any alternative acquisition proposal, or generally provide any non-public information or data in connection with or for the purpose of soliciting, encouraging or facilitating any inquiries, proposals or requests for information that constitute, or could reasonably be expected to result in, any alternative acquisition proposal.

•	Remedies. The fact that Key Technology’s monetary remedy in connection with a breach of the Merger Agreement by Duravant or Purchaser is limited to the Duravant Termination Fee and applicable costs of collection and may not be sufficient to compensate Key Technology for losses suffered as a result of a breach or failure to perform under the Merger Agreement by Duravant or Purchaser.

The foregoing discussion of the information and factors considered by the Key Board is not intended to be exhaustive, but rather includes the principal material information, factors and analyses considered by the Key Board in reaching its conclusions and recommendation in relation to the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option. The members of the Key Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Key Technology, in consultation with Key Technology’s senior management and legal and financial advisors. The Key Board did not provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. Instead, the Key Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option to the shareholders of Key Technology outweighed the risks or potential negative consequences. Individual members of the Key Board may have given different weight to different factors.

The foregoing discussion of the information and factors considered by the Key Board in reaching its conclusions and recommendation in relation to the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Forward-Looking Statements.”

Intent to Tender

To the knowledge of Key Technology after making reasonable inquiry, each member of the Key Board and each executive officer of Key Technology has advised Key Technology that his intention is to tender all Shares, if any, beneficially owned (excluding any (a) Shares as to which such holder does not have discretionary authority to sell or direct the sale and (b) Restricted Shares) by him pursuant to the Offer.

Financial Analyses and Opinion

Opinion of Financial Advisor to Key Technology

The Key Board retained Robert W. Baird & Co. Incorporated (“Baird”) in connection with the Offer and the Merger (together, the “Transaction”) and to render an opinion as to the fairness, from a financial point of view, to Key Technology’s shareholders as a group of the $26.75 per Share cash consideration to be received by such holders in the Transaction (the “Consideration”).

At a meeting of the Key Board held on January 22, 2018, Baird delivered to the Key Board its oral opinion, which opinion was subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the various assumptions, qualifications and limitations set forth therein, the Consideration to be received by Key Technology’s shareholders as a group in the Transaction was fair, from a financial point of view, to such shareholders.

As a matter of policy, Baird’s opinion was approved by a fairness committee of Baird, a majority of the members of which were not involved in providing financial advisory services on its behalf to Key Technology in connection with the Transaction.

The full text of Baird’s written opinion, dated January 22, 2018, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Baird in rendering its opinion, is attached as Exhibit (a)(5)(B) to this Schedule 14D-9 and is incorporated herein by reference. Baird’s opinion is directed only to the fairness, as of the date of the opinion and from a financial point of view, to the holders of Shares of the $26.75 per Share cash consideration and does not constitute a recommendation to the Key Board, any Key Technology shareholder or any other person as to how any such person should vote or act with respect to the Transaction or whether any shareholder of Key Technology should tender Shares in connection with the Offer or make any election with respect to the Transaction. The summary of Baird’s opinion set forth below is qualified in its entirety by reference to the full text of such opinion attached as Annex I to this Schedule 14D-9. Key Technology’s shareholders are urged to read the opinion carefully in its entirety.

In conducting its financial analysis and in arriving at its opinion, Baird reviewed such information and took into account such financial and economic factors, investment banking procedures and considerations as Baird deemed relevant under the circumstances. In that connection, and subject to the various assumptions, qualifications and limitations set forth herein, Baird, among other things: (i) reviewed certain internal information, primarily financial in nature, including financial forecasts for the fiscal years (ending September) 2018 through 2020 concerning the business and operations of Key Technology and certified by management of Key Technology for purposes of its analysis (the “Forecasts”, which are described in “—Key Technology Management Forecasts”); (ii) reviewed financial statements of Key Technology for the fiscal years ended September 30, 2015, September 30, 2016 and September 30, 2017 and interim internal financial statements of Key Technology for the period ended December 31, 2017, which Key Technology’s management prepared and identified as being the most current financial statements available; (iii) reviewed certain publicly available information, including, but not limited to, Key Technology’s recent filings with the Securities and Exchange Commission; (iv) reviewed the principal financial terms of the draft of the Merger Agreement in the form presented to the Key Board as they related to its analysis; (v) compared the financial position and operating results of Key Technology with those of certain other publicly traded companies it deemed relevant; (vi) compared the historical market prices, trading activity and market trading multiples of Key Technology’s common stock with those of certain other publicly traded companies it deemed relevant; (vii) compared the proposed Consideration with the reported implied enterprise values of certain other transactions it deemed relevant; (viii) considered the present values of the forecasted cash flows of Key Technology reflected in the Forecasts; and (ix) reviewed Key Technology’s certificate regarding information, financial statements and projections addressed to Robert W. Baird & Co. Incorporated. In addition, at Key Technology’s direction, for purposes of its opinion, Baird applied net upward adjustments to Key Technology’s earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and taxes (EBIT) for 2015—2018, which adjustments Key Technology represented, and Baird assumed, were non-recurring, reasonable and appropriate. Baird held discussions with members of Key Technology’s senior management concerning Key Technology’s historical and current financial condition and operating results, as well as the future prospects of Key Technology. As a part of Baird’s engagement, Baird was requested by Key Technology to, and Baird did, solicit third party indications of interest in acquiring all or any part of Key Technology. Baird was not involved in assisting Duravant in obtaining any financing of the Transaction. Baird also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant for the preparation of its opinion.

In arriving at its opinion, Baird assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided to Baird by or on behalf of Key Technology. Baird has not independently verified any publicly available information or information supplied to it by Key Technology. Baird was not engaged to independently verify, did not assume any responsibility to verify, did not assume liability for, and expressed no opinion on, any such information, and Baird assumed and relied upon, without independent verification, that Key Technology is not aware of any information that might be material to its opinion that was not provided to Baird. Baird assumed and relied upon, without independent verification, that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of Key Technology are as set forth in Key Technology’s most recent financial statements provided to Baird, and there is no information or facts that would make any of the information reviewed by Baird incomplete or misleading; (ii) the financial statements of Key Technology provided to Baird present fairly the results of operations, cash flows and financial condition of Key Technology for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts for Key Technology were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Key Technology’s senior management as to the future performance of Key Technology, and Baird relied, without independent verification, upon such Forecasts in the preparation of its opinion, although Baird expressed no opinion with respect to the Forecasts or any judgments, estimates, assumptions or basis on which they were based, and Baird assumed, without independent verification, that the Forecasts currently contemplated by Key Technology’s management used in its analysis will be realized in the amounts and on the time schedule contemplated; (iv) the net upward adjustments applied to Key Technology’s earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and taxes (EBIT) for 2015—2018 were represented by Key Technology’s senior management to be non-recurring, reasonable and appropriate, and Baird relied, with Key Technology’s permission, but without independent verification, on such adjustments to EBITDA and EBIT for purposes of its opinion; (v) in all respects material to its analysis, the Transaction will be consummated in accordance with the terms and conditions of the Merger Agreement without any amendment or modification thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (vi) in all respects material to its analysis, the representations and warranties contained in the Merger Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement; and (vii) all corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the Transaction have been, or will be, obtained without the need for any material changes to the Consideration or other material financial terms or conditions of the Transaction or that would otherwise materially affect Key Technology or its analysis. Baird relied upon and assumed, without independent verification, that the final form of any draft documents referred to above will not differ in any material respect from such draft documents. Baird relied, without independent verification, as to all legal, regulatory, accounting, insurance and tax matters regarding the Transaction on the advice of Key Technology and its professional advisors, and Baird assumed that all such advice was correct and Baird did not express an opinion on such matters as they related to the Transaction. In conducting its review, Baird did not undertake or obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of Key Technology nor did Baird make a physical inspection of the properties or facilities of Key Technology. Baird did not consider any expenses or potential adjustments to the Consideration relating to the Transaction as part of its analysis. In each case above, Baird made the assumptions and took the actions or inactions described above with Key Technology’s knowledge and consent.

Baird’s opinion necessarily is based upon economic, monetary and market conditions as they exist and could be evaluated on the date thereof, and its opinion did not predict or take into account any changes which may occur, or information which may become available, after the date thereof. Baird is under no obligation to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date thereof. Furthermore, Baird expresses no opinion as to the price or trading range at which any of Key Technology’s securities (including Key Technology’s common stock) will trade following the date of its opinion or as to the effect of the Transaction on such price or trading range. Such price and trading range may be affected by a number of factors, including, but not limited to, (i) dispositions of the common stock of Key Technology by shareholders within a short period of time after, or other market effects resulting from, the announcement and/or effective date of the Transaction; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Key Technology or in Key Technology’s industries; (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the Transaction on terms and conditions that are acceptable to all parties at interest.

Baird’s opinion did not address the relative merits or risks of: (i) the Transaction, the Merger Agreement or any other agreements or other matters provided for, or contemplated by, the Merger Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the Transaction; or (iii) the Transaction compared to any other potential alternative transactions or business strategies considered by the Key Board and, accordingly, Baird relied upon its discussions with the senior management of Key Technology with respect to the availability and consequences of any alternatives to the Transaction. Baird’s opinion did not constitute a recommendation to the Key Board, any shareholder of Key Technology or any other person as to how any such person should vote or act with respect to the Transaction or whether any shareholder of Key Technology should tender such Shares in the Offer or make any election with respect to the Transaction.

The following is a summary of the material financial analyses performed by Baird in connection with rendering Baird’s opinion, which is qualified in its entirety by reference to the full text of such opinion attached as Annex I and to the other disclosures contained in this section. The following summary does not purport to be a complete description of the financial analyses performed by Baird. The order of analyses described does not represent relative importance or weight given to the analyses performed by Baird. Some of the summaries of the financial analyses include information presented in a tabular format. These tables must be read together with the full text of each summary and alone are not a complete description of Baird’s financial analyses. Except as otherwise noted, the following quantitative information is based on market and financial data as it existed on or before January 22, 2018 and is not necessarily indicative of current market conditions.

Implied Valuation and Transaction Multiples. Based on the cash consideration of $26.75 per Share (the “Per Share Equity Purchase Price”), Baird calculated the implied “equity purchase price” (defined as the Per Share Equity Purchase Price multiplied by the total number of diluted common Shares outstanding of Key Technology, including accelerated vesting of restricted Shares and share units) to be $175.3 million. In addition, Baird calculated the implied “total purchase price” (defined as the equity purchase price plus the book value of Key Technology’s total debt and cash transaction bonuses payable to management in a transaction and less cash and cash equivalents, net of estimated transaction fees and expenses) to be $179.7 million. Baird then calculated the multiples of the total purchase price to Key Technology’s latest twelve months (“LTM”) ended September 30, 2017 and December 31, 2017 and projected LTM December 31, 2018 adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and adjusted earnings before interest and taxes (“Adjusted EBIT”), as provided by the senior management of Key Technology. These transaction multiples are summarized in the table below.

	LTM September 30, 2017	LTM December 31, 2017	LTM December 31, 2018P
Adjusted EBITDA	13.4x	13.9x	10.9x
Adjusted EBIT	19.2x	20.4x	14.9x

Selected Publicly Traded Company Analysis. Baird reviewed certain publicly available financial information and stock market information for certain publicly traded companies that Baird deemed relevant based on its professional judgment and experience. The group of selected publicly traded companies reviewed is listed below.

• Amtech Systems, Inc.	• Park-Ohio Holdings Corporation
• GEA Group Aktiengesellschaft	• Renold plc
• Hardinge Inc.	• The Eastern Company
• John Bean Technologies Corporation	• The Middleby Corporation
• Krones AG	• Tomra Systems ASA

Baird chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Key Technology operates. Baird reviewed a large subset of publicly traded companies in compiling this group of companies. Baird chose these companies because either they, like Key Technology, manufacture food processing equipment, or they manufacture industrial equipment and are similar in size, market capitalization and financial characteristics as Key Technology. Baird noted that none of the companies reviewed is identical to Key Technology and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies.

For each company, Baird calculated the “equity market value” (defined as the market price per share of each company’s common stock multiplied by the total number of diluted common Shares outstanding of such company, including net Shares issuable upon the exercise of outstanding stock options and warrants). In addition, Baird calculated the “total market value” (defined as the equity market value plus the book value of each company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each company’s total market value to its LTM ended September 30, 2017 and December 31, 2017 and projected LTM December 31, 2018 EBITDA and EBIT. Baird then compared the transaction multiples implied in the Transaction with the corresponding trading multiples for the selected companies. Stock market and historical financial information for the selected companies was based on publicly available information as of January 18, 2018, and projected financial information was based on publicly available research reports as of such date, in each case based on data from Capital IQ, using an average of all available analyst estimates. A summary of the implied multiples is provided in the tables below.

	EV / EBITDA						EV / EBIT
	LTM 9/30		CY 2017P		CY 2018P		LTM 9/30		CY 2017P		CY 2018P
Amtech Systems, Inc.	9.4	x	10.8	x	15.8	x	11.4	x	8.9	x	24.3	x
The Eastern Company	8.3		N/A		N/A		10.7		N/A		N/A
GEA Group Aktiengesellschaft	15.6		11.7		10.4		16.2		13.9		12.3
Hardinge Inc.	10.1		N/A		N/A		18.1		N/A		N/A
John Bean Technologies Corporation	22.1		20.6		17.5		28.9		27.8		22.6
Krones AG	16.3		10.2		9.4		27.4		14.2		13.1
The Middleby Corporation	15.4		15.4		13.8		17.5		17.6		15.6
Park-Ohio Holdings Corp.	8.9		8.6		7.7		12.0		12.0		10.5
Renold plc	11.3		6.5		5.8		22.2		9.7		8.4
Tomra Systems ASA	16.4		16.4		14.5		22.3		22.9		19.9

	Implied Transaction Multiples		Selected Trading Multiples
			Low		Average		Median		High
Adjusted EBITDA
LTM 9/30/2017	13.4	x	8.3	x	13.4	x	13.3	x	22.1	x
LTM 12/31/2017	13.9		6.5		12.5		11.3		20.6
LTM 12/31/2018P	10.9		5.8		11.9		12.1		17.5

Adjusted EBIT
LTM 9/30/2017	19.2	x	10.7	x	18.7	x	17.8	x	28.9	x
LTM 12/31/2017	20.4		8.9		15.9		14.1		27.8
LTM 12/31/2018P	14.9		8.4		15.8		14.3		24.3

In addition, Baird calculated the implied per share equity values of Key Technology’s common stock based on the trading multiples of the selected public companies and compared such values to the Per Share Equity Purchase Price of $26.75. The implied per share equity values, based on the multiples that Baird deemed relevant based on its professional judgment and experience, are summarized in the table below.

	Implied Key Technology, Inc. Equity Value Per Share
	Low	Average	Median	High
Adjusted EBITDA
LTM 9/30/2017	$16.30	$26.70	$26.62	$44.57
LTM 12/31/2017	12.07	23.96	21.53	39.87
LTM 12/31/2018P	14.20	29.86	30.48	44.43

Adjusted EBIT
LTM 9/30/2017	$14.56	$25.96	$24.69	$40.49
LTM 12/31/2017	11.36	20.72	18.28	36.82
LTM 12/31/2018P	15.09	28.91	26.11	44.77
Average Equity Value per Share	$13.93	$26.02	$24.62	$41.83

Baird compared the implied per share equity values in the table above with the Per Share Equity Purchase Price of $26.75 in concluding that the Consideration was fair, from a financial point of view, to the holders of Shares.

Selected Transaction Analysis. Baird reviewed certain publicly available financial information concerning completed or pending acquisition transactions that Baird deemed relevant based on its professional judgment and experience. The group of selected acquisition transactions and the implied total purchase price to EBITDA multiples as described below in the following paragraphs are listed below.

Date Announced	Acquiror	Target	EV / EBITDA
12/19/17	• Crown Holdings, Inc.	• Signode Industrial Group	10.2x
10/11/16	• Tomra Systems ASA	• COMPAC SORTING EQUIPMENT	23.3
07/01/16	• Honeywell International Inc.	• Intelligrated Inc.	12.0
02/03/16	• GEA Group Aktiengesellschaft	• IMAFORNI INT’L S.p.A.	11.5
11/21/15	• Marel hf	• MPS Meat Processing Systems B.V.	9.6
09/06/15	• AMETEK, Inc.	• Surface Inspection Systems Division of Cognex Corporation	12.2
09/02/15	• John Bean Technologies Corporation	• A&B Process Systems Corporation	7.3
04/16/14	• Triton	• Kelvion Holding GmbH	8.6
04/11/14	• AMETEK, Inc.	• Zygo Corporation	11.8

Baird chose these acquisition transactions based on a review of completed and pending acquisition transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Key Technology operates. Baird noted that none of the acquisition transactions or subject target companies reviewed is identical to the Transaction or Key Technology, respectively, and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target and each acquisition transaction and other factors that affect the values implied in such acquisition transactions.

For each transaction, Baird calculated the implied “equity purchase price” (defined as the purchase price per share of each target company’s common stock multiplied by the total number of diluted common shares outstanding of such company, including gross shares issuable upon the exercise of outstanding stock options and warrants, less assumed option and warrant proceeds, or alternatively defined as the value attributable to the equity of a target company). In addition, Baird calculated the implied “total purchase price” (defined as the equity purchase price plus the book value of each target company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each company’s implied total purchase price to its EBITDA during the most recent LTM period prior to each transaction. Stock market and historical financial information for the selected transactions was based on publicly available information as of the announcement date of each respective transaction. A summary of the implied multiples is provided in the table below.

	Transaction Multiple Implied by the Transaction	Selected Transaction Multiples
		Low	Mean	Median	High
LTM December 31, 2017 Adjusted EBITDA	13.9x	7.3x	11.8x	11.5x	23.3x

In addition, Baird calculated the implied per share equity values of Key Technology’s common stock based on the acquisition transaction multiples of the selected acquisition transactions and compared such values to the Per Share Equity Purchase Price of $26.75 per share. The implied per share equity values, based on the multiples that Baird deemed relevant based on its professional judgment and experience, are summarized in the table below.

	Implied Key Technology, Inc. Equity Value Per Share
	Low	Mean	Median	High
LTM December 31, 2017 Adjusted EBITDA	$13.68	$22.60	$21.94	$45.15

Baird compared the implied per share equity values in the table above with the Per Share Equity Purchase Price implied in the Transaction in concluding that the Consideration was fair, from a financial point of view, to the holders of Shares.

Discounted Cash Flow Analysis. Baird performed a discounted cash flow analysis utilizing Key Technology’s projected unlevered free cash flows (defined as after-tax operating income, plus depreciation and amortization, less capital expenditures and increases in net working capital) from 2018 to 2020, as provided by Key Technology’s senior management. In such analysis, Baird calculated the present values of the unlevered free cash flows from 2018 to 2020 by discounting such amounts at rates ranging from 15% to 16%, which are Baird estimates, based on its professional judgment, of Key Technology’s weighted average cost of capital based on the selected publicly traded companies and include a small company size premium of 5.3% as estimated by Duff & Phelps. Baird calculated the present values of the free cash flows beyond 2020 by assuming terminal values ranging from 9.0x to 10.0x 2020 Adjusted EBITDA. The summation of the present values of the unlevered free cash flows and the present values of the terminal values produced equity values ranging from $26.04 to $29.15 per share, as compared to the Per Share Equity Purchase Price of $26.75 per share. Baird compared these implied per share equity values with the Per Share Equity Purchase Price implied in the Transaction in concluding that the Consideration was fair, from a financial point of view, to the holders of Shares.

The foregoing summary does not purport to be a complete description of the analyses performed by Baird or its presentations to the Key Board. The preparation of financial analyses and a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analyses (and the summary set forth above) must be considered as a whole and that selecting portions of such analyses and factors considered by Baird, without considering all of such analyses and factors, could create an incomplete view of the processes and judgments underlying the analyses performed and conclusions reached by Baird and Baird’s opinion. Baird did not attempt to assign specific weights to particular analyses. Any estimates contained in Baird’s analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy.

Supplemental Price Activity Information

Although not relied upon in its analysis, Baird reviewed certain historical price and trading activity of the Shares of Key Technology’s common stock and noted that the high and low closing prices for the Shares were $21.18 and $11.75, respectively, over the last twelve months as of January 18, 2018, and $21.18 and $6.33, respectively, over the last five years as of January 18, 2018. Baird also calculated the premiums that the Consideration represented over the closing market price of the Shares for various time periods ranging from 1- day to 1- year prior to January 18, 2018, for informational purposes only. These premiums, along with the selected acquisition premiums of all U.S. target transactions, that Baird identified based on CapitalIQ data, with a transaction value of between $50 and $500 million (excluding premiums less than 0% and greater than 100%) that included only cash consideration and closed between January 1, 2015 and January 18, 2018 are summarized in the table below.

As of January 18, 2018
			Selected Transaction Premiums
	Key Technology, Inc. Stock Price	Premium Implied by the Transaction	Low	Mean	Median	High
1-Day Prior	$18.21	46.9%	0.7%	36.3%	33.7%	100.0%
7-Days Prior	$18.57	44.0%	0.5%	37.1%	33.3%	98.0%
30-Days Prior	$20.86	28.2%	2.6%	37.3%	32.5%	93.5%
180-Days Prior	$12.93	106.9%	0.1%	43.4%	40.9%	99.3%
360-Days Prior	$12.00	122.9%	0.5%	47.9%	47.9%	100.0%

Additional Information about Baird and Its Engagement

As part of its investment banking business, Baird is engaged in the evaluation of businesses and their securities in connection with Transactions and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Pursuant to an engagement letter with Key Technology dated May 12, 2017, Baird will receive a transaction fee of approximately $3.3 million for its services, a significant portion of which is contingent upon the consummation of the Transaction. Pursuant to such engagement letter, Key Technology has also agreed to pay Baird a fee of $350,000 payable upon delivery of its opinion, regardless of the conclusions reached in such opinion, and which fee is creditable against the transaction fee described above. In addition, Key Technology has agreed to reimburse Baird for certain of its expenses and to indemnify Baird against certain liabilities that may arise out of its engagement. Baird will not receive any other significant payment of compensation contingent upon the successful completion of the Transaction.

Over the past two years, Baird has not provided investment banking or other financial advisory services to Key Technology or its affiliates. Baird has, however, frequently provided investment banking services to Duravant and its affiliates for which it has received customary compensation. Specifically, within the past two years, Baird served as a financial advisor to Duravant in connection with the sale of Duravant to an affiliate of WP LLC, for which Baird received compensation of less than $5 million for its services. Over the past two years, Baird has also provided investment banking or other financial advisory services to other portfolio companies of WP LLC unrelated to Duravant. Baird received compensation of approximately $5 million in the aggregate for such services. No other material relationship between Baird, on the one hand, and Key Technology, Duravant or any other party or affiliate to the Transaction, on the other hand, is mutually understood to be contemplated in which any compensation is intended to be received.

Baird is a full service securities firm. As such, in the ordinary course of its business, Baird may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or shareholders of, Key Technology or Duravant or any other party that may be involved in the Transaction and their respective affiliates or that may otherwise participate or be involved in the same or a similar business or industry as Key Technology or Duravant. In addition, Baird and certain of its employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may from time to time hold or trade the securities of Key Technology (including Key Technology’s common stock) for their own account or the accounts of their customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities. In addition, Baird and certain of its affiliates and certain of its and their respective employees may have committed to invest in private equity or other investment funds managed or advised by WP LLC and in portfolio companies of such funds. Baird may also serve as a market maker in the publicly traded securities of Key Technology.

Key Technology Management Forecasts

Other than limited quarterly financial guidance Key Technology periodically provides to investors, Key Technology does not, as a matter of course, publicly disclose forecasts or internal projections of its future performance, earnings or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates and the difficulty of accurately predicting Key Technology’s future results. However, as part of an overall strategic review of Key Technology’s business, management of Key Technology prepared and provided the Forecasts to the Key Board and Baird, and directed Baird to use the Forecasts in connection with rendering its fairness opinion to the Key Board and performing its related financial analysis, all as described in more detail above under the heading “—Opinion of Financial Advisor to Key Technology”.

The Forecasts were prepared by Key Technology’s management for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Additionally, the Forecasts were not prepared with the assistance of, or audited, reviewed, compiled or examined by, independent accountants or auditors. Certain of the Forecasts may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Key Technology may not be comparable to similarly titled amounts used by other companies.

The below summary of the Forecasts is included in this Schedule 14D-9 because the Forecasts were made available to the Key Board and were used by Baird in connection with rendering its fairness opinion to the Key Board and performing its related financial analyses, all as described in more detail above under the heading “—Opinion of Financial Advisor to Key Technology”, and is not included to influence the decision of any holder of Shares whether or not to tender such holder’s Shares in the Offer or for any other purpose. In addition, before entering into the Merger Agreement, representatives of Duravant conducted a due diligence review of Key Technology and, in connection with their review, received access to certain financial information from the Forecasts, as did certain other participants in the auction process.

The Forecasts, while presented with numerical specificity, are subjective in many respects and necessarily were based on numerous variables and assumptions that are inherently uncertain and in many cases are beyond the control of Key Technology’s management. Because the Forecasts cover multiple years, they become subject to greater uncertainty with respect to each successive year. The Forecasts took into account several assumptions. Projected order volumes and pricing are the primary drivers of the assumptions used in the Forecasts. Key Technology has assumed that there will be market acceptance and penetration of the Veryx platform. Forecasted revenues are a derivative of backlog and orders and are based upon shipment of the product and meeting the specified revenue recognition criteria. The forecasted gross margins are based upon historical results and trends as well as projected changes in future periods. Forecasted operating expenses are also based upon historical results and trends as well as projected changes in expenses in future periods. The assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, technological, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Key Technology’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, possible cost fluctuations of materials used in Key Technology’s products, increased warranty claims, the loss of a significant customer, advances in technology by Key Technology’s competitors, and other risk factors described in Key Technology’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. In addition, the Forecasts do not reflect any transaction or event that has occurred since, or that may occur and that was not anticipated at the respective times the Forecasts were prepared, including the announcement of the proposed acquisition of Key Technology by Duravant and Purchaser pursuant to the Merger Agreement. Further, the Forecasts do not take into account the effect of any failure of the Transaction to occur and should not be viewed as accurate or continuing in that context. Accordingly, there can be no assurance that the forecasts contained in any of the Forecasts will be realized, and actual results may vary materially from those shown.

The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that Key Technology, Duravant, Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider any of the Forecasts necessarily predictive of actual future events, and the Forecasts should not be relied upon as such. None of Key Technology, Duravant, Purchaser or their respective affiliates, officers, directors, advisors or other representatives gives any assurance that actual results will not differ materially from any of the Forecasts, and each of Key Technology, Duravant and Purchaser undertakes no obligation to update or otherwise revise or reconcile any of the Forecasts to reflect circumstances existing or arising after the respective dates such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections have been or are shown to be in error. None of Key Technology, Duravant, Purchaser or their respective affiliates, officers, directors, advisors or other representatives intends to make publicly available any update or other revisions to any of the Forecasts. None of Key Technology, Duravant or their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of Key Technology compared to the information contained in any of the Forecasts or that any of the forecasted results will be achieved.

All Forecasts are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Key Technology’s Annual Report on 10-K for the year ended September 30, 2017, and quarterly and current reports on Form 10-Q and 8-K. Please refer to the discussion entitled “Forward-Looking Statements” under “Item 8. Additional Information.”

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

The Forecasts included projections from the fiscal years (ending September 30) 2018 through 2020 for revenue; profit; adjusted earnings before interest taxes, depreciation and amortization; adjusted earnings before interest and taxes, and unlevered free cash flows. The following is a summary of the Forecasts. Amounts in the following tables may not total due to rounding. Except as otherwise indicated, the Forecasts assume constant foreign currency exchange rates for all periods presented.

Historical and Forecast Financial Information as Presented by Key Technology, Inc.

	FYE 9/30			LTM	FYE 9/30	LTM	FYE 9/30
	2015	2016	2017	12/31/2017	2018P	12/31/2018	2019P	2020P
Revenue	$102.9	$120.0	$139.9	$143.8	$147.6	$150.2	$160.0	$174.0
COGS	73.4	82.7	91.4	94.8	95.0	96.7	99.9	108.8

Gross Profit	$29.5	$37.3	$48.5	$49.0	$52.6	$53.5	$60.1	$65.2
SG&A	30.3	30.2	35.1	36.1	36.0	36.6	39.3	41.0

Adjusted EBITDA(1)	($0.8)	$7.1	$13.4	$12.9	$16.5	$16.9	$20.8	$24.2
Depreciation & Amortization	5.3	4.8	4.1	4.1	4.5	4.6	4.5	4.5

Adjusted EBIT(1)	($6.1)	$2.3	$9.3	$8.8	$12.0	$12.2	$16.3	$19.7

Unlevered Free Cash Flow(2)						$13.8	$11.5	$13.5
Capital Expenditures	$2.1	$2.3	$2.1	$2.6	$2.5	$2.6	$2.7	$3.0
Working Capital	27.8	26.2	35.1	33.8	29.5	30.0	32.0	34.8

Source: Company Management for historical financials, forecast financials and EBITDA adjustments.

Note: Dollars in millions. Financials represent fiscal year ending September 30.

(1)	Adjusted financial metrics do not include any adjustments for public company costs or stock based compensation.
(2)	Unlevered Free Cash Flow = [(1 – Tax Rate) * EBIT] + Depreciation & Amortization – Increases in Working Capital – Capital Expenditures. Value for LTM 12/31/2018 represents 9 months of Unlevered Free Cash Flows used in Discounted Cash Flow Analysis.

Adjusted EBITDA, as shown in the Forecast, means net income plus net interest expense plus income taxes plus depreciation and amortization plus the net impact of EBITDA adjustments. EBITDA was adjusted to remove the impact of certain non-recurring and one-time expenses, remove other (income) / expense, normalize certain expenses which do not occur consistently over the historical period and normalize certain one-time historical cost actions taken by management. Management’s forecast assumed the following net upward adjustments to Key Technology’s earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and taxes (EBIT) for 2015 – 2018, which adjustments Key Technology represented, and Baird assumed, were non-recurring, reasonable and appropriate.

	FYE 9/30			LTM	FYE 9/30	LTM	FYE 9/30
	2015	2016	2017	12/31/2017	2018P	12/31/2018	2019P	2020P
EBITDA Adjustments	$1.6	$3.1	$2.8	$3.6	$0.7	$0.3	—	—

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Pursuant to an engagement letter dated May 12, 2017, Key Technology retained Baird as its financial advisor in connection with the evaluation and negotiation of potential strategic transactions, including the Transaction, and, in connection with such engagement, Baird provided the opinion described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of Financial Advisor to Key Technology,” which opinion is filed as Annex I to this Schedule 14D-9 and is incorporated herein by reference. For additional information regarding Key Technology’s retention of Baird, see “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of Financial Advisor to Key Technology.”

Except as set forth above, neither Key Technology nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Key Technology on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with the ESPP and as set forth below, no transactions with respect to Shares have been effected by Key Technology or, to the best knowledge of Key Technology after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (if applicable)	Nature of Transaction
John J. Ehren	12/27/17	15,360	N/A	Restricted Share award
Stephen M. Pellegrino	12/27/17	11,520	N/A	Restricted Share award
Louis C. Vintro, Ph.D.	12/27/17	11,776	N/A	Restricted Share award

Item 7. Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated into this Schedule 14D-9 by reference, Key Technology is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of Key Technology’s securities by Key Technology, any subsidiary of Key Technology or any other person; or

•	would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Key Technology or any subsidiary of Key Technology;

•	any purchase, sale or transfer of a material amount of assets of Key Technology or any subsidiary of Key Technology; or

•	any material change in the present dividend policy, or indebtedness or capitalization of Key Technology.

Except as set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated into this Schedule 14D-9 by reference, there are no transactions, resolutions of the Key Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Key Technology has agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, it will not, among other matters, solicit alternative acquisition proposals. In addition, Key Technology has agreed to certain procedures that it must follow in the event it receives an unsolicited acquisition proposal.

Item 8. Additional Information

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations—Arrangements between Key Technology and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation,” which is incorporated by reference herein.

Conditions of the Offer

The information set forth in Section 15—“Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, is incorporated herein by reference.

State Takeover Laws

Key Technology is incorporated under the laws of the State of Oregon.

Oregon Business Combination Statute

Section 60.825 through 60.845 of the OBCA (the “Oregon Business Combination Statute”), prevent an “interested shareholder” (one who owns 15% or more of a corporation’s voting securities) from completing certain business combinations, including a merger, with a corporation during the three-year period after becoming an interested shareholder, unless, among other things, the corporation’s board of directors approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder before the date the shareholder becomes an interested shareholder. Duravant and Purchaser have represented that they did not hold any Shares as of the date of the Merger Agreement. In addition, the Key Board, at a meeting duly called and held, unanimously authorized, approved and declared advisable and in the best interests of Key Technology and its shareholders (a) the Merger Agreement, including all schedules and exhibits thereto, and the Tender and Support Agreement, the Merger and the other related transactions and (b) the execution, delivery and performance by Key Technology of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, for purposes of the provisions of the Oregon Business Combination Statute. Therefore, the restrictions of the Oregon Business Combination Statute are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Oregon Control Share Act

Under Sections 60.801 to 60.816 of the OBCA (the “Oregon Control Share Act”), shares of an issuing public corporation (a corporation with more than 100 record or beneficial shareholders, its principal place of business, principal assets or assets with a fair market value equaling at least $1 million in the state of Oregon and meeting certain corporate and shareholder residence requirements) acquired by a person that causes the acquiring person to hold voting power exceeding one-fifth, one-third or one-half of the total voting power, have no voting rights. This restriction does not apply to shares acquired directly from the issuing public corporation, shares acquired in certain specified transactions, or shares which have had their full voting power restored by the vote of a majority of the shareholders of the corporation. OBCA Section 60.804 also allows a corporation to opt out of the provisions of the Oregon Control Share Act in its articles of incorporation or bylaws. The Oregon Control Share Act does not apply to the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, because the Key Board has amended Key Technology’s bylaws to provide that the Oregon Control Share Act does not apply to acquisitions of Key Technology’s voting shares.

Shareholder Approval Not Required

In general, under the OBCA, the approval of the boards of directors of Key Technology and Purchaser are required for approval of the Merger Agreement and completion of the Merger, and the affirmative vote of the holders of a majority of the Shares outstanding on the record date for such approval is required to approve and adopt the Merger Agreement and complete the Merger, unless the “short-form” merger procedure described below is available. Each of Section 60.491 of the OBCA and Section 253 of the Delaware General Corporation Law provides that a corporation owning at least 90% of the outstanding shares of each class of a subsidiary corporation may merge the subsidiary into itself or merge itself into the subsidiary without approval of the shareholders of the subsidiary (such merger, a “short-form” merger). Accordingly, if, as a result of the Offer, the exercise of Top-Up Option or otherwise, Purchaser owns at least one share more than 90% of the Shares outstanding, and all Offer Conditions are satisfied, Key Technology and Purchaser will effect the closing of the Merger without any vote or other action by the shareholders of Key Technology in accordance with Section 60.491 of the OBCA.

Dissenters’ Rights

Dissenters’ rights are not available as a result of the Offer. The shareholders of Key Technology will only have dissenters’ rights in the Merger to the extent required by the OBCA. Under Section 60.554(3) of the OBCA, as long as the Shares are listed on the NASDAQ Global Select Market (the “NASDAQ”) on the record date for the meeting of shareholders to consider or vote on the Merger (if shareholder approval is required for the Merger), or the effective date of the “short-form” merger under Section 60.491 of the OBCA, as applicable, holders of Shares would not be entitled to dissenters’ rights. Key Technology expects that the Shares will continue to be listed on the NASDAQ through the applicable date under Section 60.554(3) of the OBCA, and, accordingly, that shareholders will not be entitled to dissenters’ rights.

If Shares are not listed on a national securities exchange on the record date of any such shareholders’ meeting or on the effective date of the “short-form” merger under Section 60.491 of the OBCA, as applicable, holders of Shares would be entitled to dissenters’ rights. Under the OBCA, shareholders who have the right to dissent and who comply with the applicable statutory procedures are entitled to receive a judicial appraisal of the fair value of their shares (excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable) and to receive payment of such fair value in cash, together with accrued interest. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. Failure to follow the steps required by the OBCA for perfecting dissenters’ rights may result in the loss of such rights, if any.

Regulatory Approvals

Except as described in this Item 8, Key Technology is not aware of any governmental license or regulatory permit that appears to be material to Key Technology’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Duravant as contemplated herein. Should any such approval or other action be required, Key Technology currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought.

Either Key Technology or Duravant may make filings with regulators in connection with the tender offer and merger transactions in jurisdictions where they or their subsidiaries do business. Competition agencies with jurisdiction over the transactions could also initiate action to challenge or block the transactions. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under applicable antitrust laws challenging or seeking to enjoin the transactions before the transactions are consummated. Neither Key Technology nor Duravant can be sure that a challenge to the transactions will not be made or that, if a challenge is made, Key Technology and/or Duravant, as applicable, will prevail.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Key Technology, please see Key Technology’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, and Quarterly Report on Form 10-Q for the three months ended December 31, 2017, each of which has been filed with the SEC.

Forward-Looking Statements

Certain statements in this Schedule 14D-9 may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to, the timing and anticipated completion of the Offer and the proposed Merger, and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the Key Board and Key Technology management, and are subject to significant risks and uncertainties. These risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition in the anticipated timeframe or at all, including uncertainties as to how many of Key Technology’s shareholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks relating to the possibility that a competing proposal will be made; the outcome of legal proceedings that may be instituted against Key Technology or others related to the proposed transaction; unexpected costs or unexpected liabilities that may result from the proposed transaction, whether or not consummated; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; competitive developments; and other risks and uncertainties discussed in Key Technology’s filings with the SEC, including the “Risk Factors” and “Information Concerning Forward-Looking Statements” sections of Key Technology’s most recent annual report on Form 10-K. You can obtain copies of Key Technology’s filings with the SEC for free at the SEC’s website (www.sec.gov). Other factors that may cause actual results to differ materially include those set forth in the Tender Offer Statement on Schedule TO, and other tender offer documents filed by Key Technology and Purchaser.

Many of these factors are beyond Key Technology’s and Duravant’s control. Unless otherwise required by applicable law, Key Technology and Duravant disclaim any intention or obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

Item 9. Exhibits

The following Exhibits are attached to this Schedule 14D-9.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 8, 2018 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed with the SEC by Cascade Merger Sub, Inc. and Duravant LLC on February 8, 2018 (the “Schedule TO”))

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(1)(F)	Summary Advertisement, as published in The New York Times on February 8, 2018 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(1)(G)	Press Release, dated January 25, 2018 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9-C filed with the SEC by Key Technology on January 26, 2018)

(a)(5)(A)	Letter from Key Technology President & CEO, distributed January 25, 2018 (incorporated by reference to Exhibit 99.2 to Schedule 14D-9-C filed with the SEC by Key Technology on January 26, 2018)

Exhibit No.	Description

(a)(5)(B)	Opinion of Baird, dated January 22, 2018 (included as Annex I to this Schedule 14D-9)

(a)(5)(C)	Q&A provided to Union-Bulletin, dated January 25, 2018 (incorporated by reference to Exhibit 99.3 to Schedule 14D-9-C filed by Key Technology on January 26, 2018)

(a)(5)(D)	Customer Letter, dated January 25, 2018 (incorporated by reference to Exhibit 99.4 to Schedule 14D-9-C filed with the SEC by Key Technology on January 26, 2018)

(a)(5)(E)	Letter from Duravant President & CEO to Key Technology Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9-C filed with the SEC by Key Technology on January 29, 2018)

(a)(5)(F)	Overview of Duravant Presentation to Key Technology Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9-C filed by Key Technology on January 29, 2018)

(a)(5)(G)	Letter from Key Technology to Vendors and Suppliers (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9-C filed with the SEC by Key Technology on January 31, 2018)

(e)(1)	Agreement and Plan of Merger, dated as of January 25, 2018 by and among Duravant LLC, Cascade Merger Sub, Inc. and Key Technology, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Key Technology on January 31, 2018)

(e)(2)	Exclusivity Agreement, delivered January 24, 2018 by and between Key Technology, Inc. and Duravant LLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(e)(3)	Confidentiality Agreement, dated October 9, 2017 by and between Duravant LLC and Robert W. Baird & Co. Incorporated, acting as Key Technology, Inc.’s financial advisor (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(4)	Tender and Support Agreement, dated January 25, 2018, by and among Duravant LLC, Cascade Merger Sub, Inc., Robert M. Averick, Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 for the benefit of the issue of Jonathan D. Sackler, Piton Capital Partners LLC and M3C Holdings LLC (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

(e)(5)	Restated Articles of Incorporation of Key Technology, Inc. (as of May 6, 2008) (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed with the SEC by Key Technology on May 9, 2008)

(e)(6)	Amended and Restated Bylaws of Key Technology (as amended through May 13, 2009) (incorporated by reference to Exhibit 3.2 to the Form 10-K filed with the SEC by Key Technology on December 9, 2011)

(e)(7)	Definitive Proxy Statement of Key Technology for its 2018 Annual Meeting (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the SEC by Key Technology on January 2, 2018)

(e)(8)	Restated 1996 Employee Stock Purchase plan (including Amendment No. 1) (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed with the SEC by Key Technology on May 12, 2006)

(e)(9)	2010 Equity Incentive Plan (as approved by the shareholders of Key Technology on February 11, 2011) (incorporated by reference to Appendix A to the Proxy Statement on Schedule 14A filed with the SEC by Key Technology on January 3, 2011)

(e)(10)	Form of Director and Officer Indemnification Agreement

(g)	None

*	Filed herewith

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2018	KEY TECHNOLOGY, INC.

	By:	/s/ John J. Ehren
Name John J. Ehren
Title: President and Chief Executive Officer

ANNEX I

OPINION OF ROBERT W. BAIRD, INCORPORATED,

DATED JANUARY 22, 2018, TO KEY TECHNOLOGY, INC.

January 22, 2018

Board of Directors

Key Technology, Inc.

150 Avery Street

Walla Walla, WA 99362

Board of Directors:

We understand that Key Technology, Inc., an Oregon corporation (the “Company”) proposes to enter into the Agreement and Plan of Merger (the “Agreement”) by and among Duravant LLC, a Delaware limited liability company (the “Parent”), Cascade Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company. Pursuant to the Agreement, (i) Merger Sub has agreed to commence a tender offer to acquire all of the outstanding shares of Company common stock, no par value per share, at a price equal to $26.75 per share, (the “Consideration”); (ii) following consummation of the offer, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and as a wholly owned subsidiary of the Parent; and (iii) each issued and outstanding share of the Company’s common stock as of the Effective Time (as defined in the Agreement) shall be converted into the right to receive the Consideration.

In connection with your consideration of the Merger, the Board of Directors (the “Board”) of the Company (solely in its capacity as such) has requested the opinion of Robert W. Baird & Co. Incorporated (“Baird”) as to the fairness, from a financial point of view, to the Company’s shareholders as a group of the Consideration to be received by such holders in the Merger. Pursuant to your request, we have only considered the fairness of the Consideration in the Merger, from a financial point of view, on an aggregate dollar amount basis. We express no opinion about the fairness of any amount or nature of the compensation or consideration payable to any of the Company’s officers, directors or employees, or any class of such persons, or to any particular shareholder relative to the Consideration to be received by the Company’s shareholders as a group. You have not asked us to express, and we are not expressing, any opinion with respect to any of the other financial or non-financial terms, conditions, determinations or actions with respect to the Merger.

In conducting our financial analyses and in arriving at our opinion, we have reviewed such information and have taken into account such financial and economic factors, investment banking procedures and considerations as we have deemed relevant under the circumstances. In that connection, and subject to the various assumptions, qualifications and limitations set forth herein, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including financial forecasts for the fiscal years (ending September) 2018 through 2020 concerning the business and operations of the Company and certified by management of the Company for purposes of our analysis (the “Forecasts”); (ii) reviewed financial statements of the Company for the fiscal years ended September 30, 2015, September 30, 2016 and September 30, 2017 and interim internal financial statements of the Company for the period ended December 31, 2017, which the Company’s management has prepared and identified as being the most current financial statements available; (iii) reviewed certain publicly available information, including, but not limited to, the Company’s recent filings with the Securities and Exchange Commission; (iv) reviewed the principal financial terms of the draft dated January 22, 2018 of the Agreement in the form presented to the Board as they related to our analysis; (v) compared the financial position and operating results of the Company with those of certain other publicly traded companies we deemed relevant; (vi) compared the historical market prices, trading activity and market trading multiples of the Company’s common stock with those of certain other publicly traded companies we deemed relevant; (vii) compared the proposed Consideration with the reported implied enterprise values of certain other transactions we

Key Technology, Inc.

January 22, 2018

deemed relevant; (viii) considered the present values of the forecasted cash flows of the Company reflected in the Forecasts; and (ix) reviewed the Company’s certificate regarding information, financial statements and projections addressed to Robert W. Baird & Co. Incorporated. In addition, at the Company’s direction, for purposes of our opinion, we have applied net upward adjustments to the Company’s earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and taxes (EBIT) for 2015 – 2018, which adjustments the Company has represented, and we assume, are non-recurring, reasonable and appropriate. We have held discussions with members of the Company’s senior management concerning the Company’s historical and current financial condition and operating results, as well as the future prospects of the Company. As a part of our engagement, we were requested by you to, and we did, solicit third party indications of interest in acquiring all or any part of the Company. We were not involved in assisting the Parent in obtaining any financing of the Merger. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of the Company. We have not independently verified any publicly available information or information supplied to us by the Company. We have not been engaged to independently verify, have not assumed any responsibility to verify, assume no liability for, and express no opinion on, any such information, and we have assumed and relied upon, without independent verification, that the Company is not aware of any information that might be material to our opinion that has not been provided to us. We have assumed and relied upon, without independent verification, that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the Company’s most recent financial statements provided to us, and there is no information or facts that would make any of the information reviewed by us incomplete or misleading; (ii) the financial statements of the Company provided to us present fairly the results of operations, cash flows and financial condition of the Company for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts for the Company were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company’s senior management as to the future performance of the Company, and we have relied, without independent verification, upon such Forecasts in the preparation of this opinion, although we express no opinion with respect to the Forecasts or any judgments, estimates, assumptions or basis on which they were based, and we have assumed, without independent verification, that the Forecasts currently contemplated by the Company’s management used in our analysis will be realized in the amounts and on the time schedule contemplated; (iv) the net upward adjustments applied to the Company’s earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and taxes (EBIT) for 2015 – 2018 are represented by the Company’s senior management to be non-recurring, reasonable and appropriate, and we have relied, with your permission, but without independent verification, on such adjustments to EBITDA and EBIT for purposes of our opinion; (v) in all respects material to our analysis, the Merger will be consummated in accordance with the terms and conditions of the Agreement without any amendment or modification thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (vi) in all respects material to our analysis, the representations and warranties contained in the Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Agreement; (vii) all corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the Merger have been, or will be, obtained without the need for any material changes to the Consideration or other material financial terms or conditions of the Merger or that would otherwise materially affect the Company or our analysis. We have relied upon and assumed, without independent verification, that the final form of any draft documents referred to above will not differ in any material respect from such draft documents. We have relied,

Key Technology, Inc.

January 22, 2018

without independent verification, as to all legal, regulatory, accounting, insurance and tax matters regarding the Merger on the advice of the Company and its professional advisors, and we have assumed that all such advice was correct and we have not expressed an opinion on such matters as they relate to the Transaction. In conducting our review, we have not undertaken or obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of the Company nor have we made a physical inspection of the properties or facilities of the Company. We have not considered any expenses or potential adjustments to the Consideration relating to the Merger as part of our analysis. In each case above, we have made the assumptions and taken the actions or inactions described above with your knowledge and consent.

Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and our opinion does not predict or take into account any changes which may occur, or information which may become available, after the date hereof. We are under no obligation to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring after the date hereof. Furthermore, we express no opinion as to the price or trading range at which any of the Company’s securities (including the Company’s common stock) will trade following the date hereof or as to the effect of the Merger on such price or trading range. Such price and trading range may be affected by a number of factors, including but not limited to (i) dispositions of the common stock of the Company by shareholders within a short period of time after, or other market effects resulting from, the announcement and/or effective date of the Merger; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or in the Company’s industries; (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the Merger on terms and conditions that are acceptable to all parties at interest.

Our opinion has been prepared at the request and for the internal and confidential information of the Board, and may not be used for any other purpose or disclosed to any other party without our prior written consent provided, however, that this letter may be reproduced in full in the Offer to Purchase to be provided to the Company’s shareholders in connection with the Merger. Any description or reference to Baird or this opinion in the Offer to Purchase (or any other publicly available document or regulatory filing), however, shall be subject to Baird’s prior review and approval. This opinion does not address the relative merits or risks of: (i) the Merger, the Agreement or any other agreements or other matters provided for, or contemplated by, the Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the Merger; or (iii) the Merger compared to any other potential alternative transactions or business strategies considered by the Board and, accordingly, we have relied upon our discussions with the senior management of the Company with respect to the availability and consequences of any alternatives to the Merger. This opinion does not constitute a recommendation to the Board, any shareholder or any other person as to how any such person should vote or act with respect to the Merger or whether any shareholder of the Company should tender shares of the Company in any tender offer or make any election with respect to the Merger.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee (a “Transaction Fee”) for our services which is contingent upon the consummation of the Merger. We will also receive a separate fee for rendering this opinion, which fee is not contingent upon the conclusions of our opinion or the consummation of the Merger, but is fully creditable against the contingent Transaction Fee (if paid). In addition, the Company has agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties against certain liabilities that may arise out of our engagement. We will not receive any other significant payment or compensation contingent upon the successful completion of the Merger.

Key Technology, Inc.

January 22, 2018

Over the past two years, Baird has not provided investment banking or other financial advisory services to the Company or its affiliates. Baird has, however, frequently provided investment banking services to the Parent and its affiliates for which we received customary compensation. Specifically, within the past two years, Baird served as a financial advisor to the Parent in connection with the sale of Parent to Warburg Pincus LLC, and we received customary fees for our services. Over the past two years, Baird has also provided investment banking or other financial advisory services to other portfolio companies of Warburg Pincus LLC, an affiliate of the Parent. In each case, Baird received customary compensation for our services. No material relationship between the Company, the Parent or any other party or affiliate to the Merger is mutually understood to be contemplated in which any compensation is intended to be received.

In the ordinary course of business, Baird may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or shareholders of, the Company or the Parent or any other party that may be involved in the Merger and their respective affiliates or that may otherwise participate or be involved in the same or a similar business or industry as the Company or the Parent. In addition, Baird and certain of its employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may from time to time hold or trade the securities of the Company (including the Company’s common stock) for their own account or the accounts of our customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities. In addition, Baird and certain of its affilitates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Warbug Pincus LLC, an affilitate of the Parent, and in portfolio companies of such funds. Baird may also serve as a market maker in the publicly traded securities of the Company.

Our opinion was approved by our firm’s internal fairness committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be received by the Company’s shareholders as a group in the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED